As confidentially submitted to the Securities and Exchange Commission on April 29, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

URBAN-GRO, INC.

(Exact name of registrant as specified in its charter.)

Delaware	8090	46-5158469
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

1751 Panorama Point, Unit G

Lafayette, Colorado 80026

(720) 390-3880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradley J. Nattrass

Chairman and Chief Executive Officer

1751 Panorama Point, Unit G

Lafayette, CO 80026

(720) 390-3880

(720) 390-3880 (Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Rajiv Radia, Esq.

Whiteford, Taylor & Preston LLP

1021 E. Cary Street, Suite 2001

Richmond, VA 23219

(804) 807-7376

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The registrant named in this preliminary prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS - SUBJECT TO COMPLETION, DATED APRIL 29, 2026

URBAN-GRO, INC.

6,300,000 Shares of Common Stock

This prospectus relates to the resale from time to time of up to 6,300,000 shares of common stock, par value $0.001(the “Common Stock”), of urban-gro, Inc., a Delaware corporation (the “Company,” “we,” “our,” and “us”), by Hudson Global Ventures, LLC (the “Selling Stockholder”). The 6,300,000 shares of Common Stock registered under the registration statement of which this prospectus forms a part (the “Registration Statement”) consists of (i) up to 6,244,800 shares of Common Stock (the “ELOC Shares”) issued or issuable to the Selling Stockholder as a result of the Company directing the Selling Stockholder to purchase such shares from time to time pursuant to an Equity Purchase Agreement dated February 4, 2026 and an amendment to the ELOC Purchase Agreement dated April 20, 2026 (collectively, the “ELOC Purchase Agreement”) and (ii) up to 55,200 shares issuable pursuant to a warrant issued to the Selling Stockholder as a commitment fee upon the execution of the ELOC Purchase Agreement (the “Warrant” and such shares, the “Exercise Shares”, and, together with the ELOC Shares, the “Securities”). We currently have reserved 200,000 shares of Common Stock for issuance in connection with a put notice under the ELOC Purchase Agreement (each a “Put Notice”) and/or notice of exercise under the Warrant signed by the Selling Stockholder (each an “Exercise Notice”) (the “Reserve Shares”). See the section of this prospectus entitled “The ELOC Purchase Agreement” for a description of the terms and conditions of the ELOC Purchase Agreement, including the ELOC Shares, the Warrant and the Exercise Shares.

The ELOC Purchase Agreement and Warrant were executed prior to the Company’s 1-for-25 reverse stock split effected on February 9, 2026. All share numbers and per-share prices in this Registration Statement have been adjusted to reflect the reverse stock split. Under the terms of the Warrant, the exercise price and number of shares issuable upon exercise automatically adjusted upon the reverse stock split.

The Selling Stockholder may sell the shares of Common Stock described in this prospectus in a number of different ways and at varying prices determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. However, we may receive up to $54,000,000 in aggregate gross proceeds under the ELOC Purchase Agreement. We provide more information about how the Selling Stockholder may sell its shares of Common Stock in the section of this prospectus entitled “Plan of Distribution.”

Each Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the resale of their shares of common stock hereunder.

We will pay the expenses incurred in registering the Common Stock described in this prospectus, including legal and accounting fees. To the extent the Selling Stockholder decide to sell their shares of Common Stock we will not control or determine the price at which the shares are sold.

Our Common Stock is traded on Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “UGRO”. The last reported sale price of our Common Stock on Nasdaq on April 28, 2026, was $7.13 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are a “smaller reporting company,” each as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section of this prospectus entitled “Implications of Being a Smaller Reporting Company.”

Investing in our securities involves a high degree of risks. See the section of this prospectus entitled “Risk Factors” beginning on page 6 of the prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus and in the documents incorporated by reference into this prospectus, before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2026

i

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires, references to “urban-gro,” the “Company,” “we,” “us,” “our” and similar terms refer to urban-gro, Inc., a Delaware corporation, and its consolidated subsidiaries. References to shares of “Common Stock” refer to shares of our common stock, par value $0.001 per share.

This prospectus is part of a Registration Statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which the Selling Stockholder may, from time to time, offer and sell or otherwise dispose of the shares of our Common Stock described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the shares of Common Stock offered by them.

We may also file a prospectus supplement or post-effective amendment to the Registration Statement that may contain material information relating to this offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. The Registration Statement includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, any post-effective amendment, and any applicable prospectus supplement and the related exhibits filed with the SEC before making your investment decision. The Registration Statement and the exhibits can be obtained from the SEC, as indicated under the section entitled “Where You Can Find More Information.”

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Information Incorporated By Reference” before deciding to invest in our securities.

You should rely only on the information contained in this prospectus, any related free-writing prospectus, and any prospectus to which we have referred you. Neither we nor the Selling Stockholder has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any post-effective amendment, or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. We and the Selling Stockholder take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, any post-effective amendment and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus, nor any sale or delivery of our Common Stock, shall under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws. You should read carefully the entirety of this prospectus and the documents incorporated by reference into this prospectus before making an investment decision.

Neither we nor the Selling Stockholder is making an offer to sell our Common Stock in any jurisdiction where the offer or sale thereof is not permitted. The distribution of this prospectus and the offering of our Common Stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Common Stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the Registration Statement, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or that is incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our Common Stock. Before deciding to invest in our Common Stock, you should read this entire prospectus carefully, including the section of this prospectus entitled “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2024, on file with the SEC, and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

Overview

urban-gro, Inc. was originally formed on March 20, 2014, as a Colorado limited liability company. On March 10, 2017, we converted to a Colorado corporation and exchanged shares of our common stock for every member’s interest issued and outstanding on the date of conversion. On October 29, 2020, we reincorporated as a Delaware corporation. On December 31, 2020, we effected a 1-for-6 reverse stock split with respect to our common stock. All information in this Registration Statement gives effect to this reverse stock split, including restating prior period reported amounts. On February 12, 2021, we completed an uplisting to the Nasdaq under the ticker symbol “UGRO”. On February 9, 2026, we effected a 1-for-25 reverse stock split with respect to our common stock.

Since commencing business in March 2014, we expanded our operations across North America and Europe while diversifying our services offerings organically and through acquisitions into full design-build solutions by adding design, engineering, construction, and construction-management services, introducing new equipment solutions, products and services, and successfully diversifying into several additional commercial sectors beyond the initial cannabis-focused Controlled Environment Agriculture (“CEA”) sector, including produce-focused CEA; or vertical farming, healthcare, industrial, commercial packaged goods (“CPG”), and retail.

After making the decision to exit our core business sectors in the third quarter of 2025 due to changing market conditions and our inability to raise significant funds due to our filing status and compliance with the Nasdaq, we began the process of selling assets, reducing our work force, and preparing the company for a subsequent merger. As we continue to wind down operations, today, only a single division of our legacy business remains and urban-gro is a value-added reseller of equipment systems to the CEA sector. We work with a select group of manufacturers and vendor partners to source equipment solutions that our clients utilize when building out their cultivation facilities.

In 2025, urban-gro, Inc. was an integrated professional services and design-build firm. We offered value-added architectural, engineering, and construction management solutions to the CEA, industrial, healthcare, and other commercial sectors. Innovation, collaboration, and a commitment to sustainability drove our team to provide exceptional customer experiences. To serve our horticulture clients, we engineered, designed and managed the construction of indoor CEA facilities and then integrate complex environmental equipment systems into those facilities. Through this work, we created high-performance indoor cultivation facilities for our clients to grow specialty crops, including leafy greens, vegetables, herbs, and plant-based medicines. Our custom-tailored approach to design, construction, procurement, and equipment integration provided a single point of accountability across all aspects of indoor growing operations. We also helped our clients achieve operational efficiency and economic advantages through a full spectrum of professional services and programs focused on facility optimization and environmental health which established facilities that allowed clients to manage, operate and perform at the highest level throughout their entire cultivation lifecycle once they are up and running. Further, we served a broad range of commercial and governmental entities, providing them with planning, consulting, architectural, engineering and construction design-build services for their facilities. We aimed to work with our clients from the inception of their project in a way that provided value throughout the life of their facility. We are a trusted partner and advisor to our clients and offer a complete set of engineering and managed services complemented by a vetted suite of select cultivation equipment systems.

On February 17, 2026, we completed our merger (the “Merger”) with Flash Sports and Media, Inc. (“Flash”), a Delaware corporation, pursuant to an Agreement and Plan of Merger dated February 17, 2026 (the “Merger Agreement”), by and among the Company, UGRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Flash. As a result of the Merger, Merger Sub merged with and into Flash, with Flash surviving as a wholly owned subsidiary of the Company. Following the closing of the Merger, the Company began operating as a diversified sports, media, and experiential marketing platform under the Flash Sports & Media brand. The Company intends to change its name to Flash Sports & Media Holdings, Inc. or a similar name, subject to receipt of stockholder approval, which the Company intends to seek as soon as reasonably practicable.

Following the completion of the Merger, the Company is a diversified sports, media, and experiential marketing platform focused on the creation, production, and monetization of live events, original content, and branded fan experiences. The Company operates across multiple sports and entertainment verticals, leveraging proprietary intellectual property, strategic partnerships, and high-impact experiential activations to engage global audiences and deliver measurable value for brands, sponsors, and media partners. The Company’s platform integrates content creation, event execution, and media distribution to build scalable businesses within the global sports and entertainment ecosystem. Flash Sports & Media maintains corporate offices in the United Arab Emirates (headquarters), India, the United States, South Africa, and Singapore.

Through its subsidiaries, the Company holds exclusive commercial and media rights to professional cricket leagues, produces international-standard broadcast content, manages franchise operations, and monetizes sponsorship, ticketing, and digital media opportunities across multiple geographies. The Company’s core operating subsidiary, Innovative Production Group FZ LLC (“IPG”), founded in 2015 and headquartered in Fujairah, United Arab Emirates, is a global sports marketing, league management, ground sponsorship, and production company with more than 30 years of collective cricket industry experience and deep expertise in international cricket properties and sports media. IPG is headquartered in the UAE with branch offices in Sri Lanka, Singapore, India, Malaysia, and Zimbabwe, and has executed projects across 14 countries, including the United States, Ireland, Scotland, South Africa, Saudi Arabia, Pakistan, Hong Kong, and Afghanistan. IPG has produced more than 5,000 hours of live sporting event broadcasts over the past seven years and has established working relationships with numerous national cricket boards, including Cricket South Africa, the Pakistan Cricket Board, Cricket Ireland, Sri Lanka Cricket, the Afghanistan Cricket Board, Zimbabwe Cricket, Cricket Scotland, the Emirates Cricket Board, Abu Dhabi Cricket, Malaysia Cricket, Kuwait Cricket, and the Asian Cricket Council. IPG is the exclusive Event Rights Partner for the Lanka Premier League (“LPL”) under a Master Event Rights Agreement with Sri Lanka Cricket (“SLC”) dated October 14, 2020.

Business and Revenue Streams

The Company derives revenue from multiple streams, primarily related to the production, commercialization, and management of professional cricket leagues and international cricket events. The Company’s significant revenue streams are described below:

Production Fee Income. Production income represents revenue earned from providing end-to-end live broadcast production services for cricket events, including international bilateral series and T20 tournaments. Services include pre-event planning, live camera operations (utilizing a minimum of 26 cameras per match, including Hawk-Eye DRS, super slow-motion, spider cam, drone, and 6 DOF robotic “Buggy Cam” technology), broadcasting infrastructure, technical staffing, satellite uplink and SNG distribution, and post-production. For the year ended December 31, 2024, production fee income represented approximately 42% of IPG’s total revenue, or approximately $5.1 million.

Franchise Fees. The Company enters into agreements with third-party franchisees that operate individual teams in the LPL. The LPL currently features five franchise teams, each of which pays franchise fees in exchange for team ownership and naming rights, jersey sponsorship rights, merchandising and local sponsorship rights, stadium activation rights, and additional commercial and promotional rights including dugout branding, mascot rights, post-match ceremony participation, big screen branding, and perimeter board branding. Each team features a squad of up to 16 players, including a maximum of six international players from ICC Full/Associate Member Countries. For the year ended December 31, 2024, franchise fees represented approximately 29% of IPG’s total revenue, or approximately $3.5 million.

Sponsorship Fees. The Company generates sponsorship income through agreements with corporate sponsors who receive brand visibility across LPL events, including on-field signage, jersey placements, digital promotions, and title/associate sponsorship designations. Sponsorship categories include Title, Powered By, Present By, League Partner, Associate, and Umpire Partner tiers, as well as official brand partners and on-ground stall activations. IPG has secured sponsorships from a range of major global and regional brands, including Dream11, My11Circle, Daraz, Coca-Cola, Dettol, Red Bull, Pepsi, LG, Nippon Paint, Valvoline, Dialog, AIA, and others. For the year ended December 31, 2024, sponsorship fees represented approximately 20% of IPG’s total revenue, or approximately $2.4 million.

Broadcast and Streaming Rights. The Company earns licensing fees by granting third-party broadcasters and digital platforms the right to air or stream live cricket content. The Company’s international media rights cover television, radio, digital, pay television, betting, gaming, in-flight, mobile, and internet rights on an exclusive basis throughout the world excluding Sri Lanka, where terrestrial media rights are granted on an exclusive basis. For the year ended December 31, 2024, broadcast rights represented approximately 5% of IPG’s total revenue, or approximately $608,000.

Betting Data Rights. The Company licenses exclusive rights to collect and distribute real-time match data for betting purposes, including delivery of live, ball-by-ball statistical feeds for LPL tournaments, subject to compliance with applicable laws including ICC guidelines and regulations and the laws of the countries in which the broadcast takes place.

Other Revenue. The Company also earns revenue from team jersey sponsorship sales, ticketing income from the sale of match tickets to spectators attending live events, franchisee box catering, ground branding and on-ground sales at match venues, and reimbursement income. For the year ended December 31, 2024, other revenue collectively represented approximately 4% of IPG’s total revenue.

The Lanka Premier League

The Lanka Premier League is a professional franchise T20 cricket league established in 2020 in Sri Lanka, bringing together top Sri Lankan cricketers and leading international stars. The LPL is intellectual property owned by Sri Lanka Cricket; IPG holds the exclusive global commercial and media rights (excluding certain Sri Lankan domestic rights reserved by SLC) under the Master Event Rights Agreement dated October 14, 2020 (the “Event Rights Agreement”). Matches are played in the Twenty20 format by five franchise teams named after Sri Lankan cities: the Colombo Strikers, Dambulla Sixers, Jaffna Kings, Galle Marvels, and Kandy Falcons. Each team features a squad of up to 100 local and 50 international players selected through an annual player auction process. As of the completion of the 2024 season, there have been five editions of the tournament.

Since its inaugural season in 2020, the LPL has demonstrated consistent growth in audience reach and sponsorship media valuation. Season 1 (2020) achieved a TV audience of approximately 155 million, a digital audience of approximately 218 million, and a sponsorship media valuation of approximately $54.5 million. Season 2 (2021) grew to a TV audience of approximately 168 million, a digital audience of approximately 228 million, and a sponsorship media valuation of approximately $82.5 million. Season 3 (2022) reached a TV audience of approximately 212 million, a digital audience of approximately 261 million, and a sponsorship media valuation of approximately $114.7 million. Season 4 (2023) expanded to a TV audience of approximately 315 million, a digital audience of approximately 282 million, and a sponsorship media valuation of approximately $149.5 million. The most recent completed season, Season 5 (2024), achieved a TV audience of approximately 380 million, a digital audience of approximately 293 million, and a total sponsorship media valuation of approximately $176.5 million, representing year-over-year growth of approximately 18%. The cumulative sponsorship media valuation across all five LPL seasons from 2020 through 2024 was approximately $510.2 million. For Season 5 (2024), the sponsorship media valuation was comprised of approximately $100.9 million attributable to TV, $37.8 million to OTT/digital platforms, $26.2 million to social media, and $11.6 million to press coverage. LPL content has been distributed through major global broadcasters including Star Sports, Sony LIV, Sony Pictures Networks, A Sports HD, Kayo, Willow Live, Fox Sports, T Sports, Ten Cricket, beIN Sports, Free Sports, SportsMax, and Sony Six, among others.

The sixth edition of the LPL was staged from December 1 to December 23, 2025, across three premier venues in Sri Lanka — Colombo, Dambulla, and Kandy — featuring 24 matches over 24 days with five competing franchises. All match venues are International Cricket stadia owned by SLC.

Under the Event Rights Agreement, IPG holds four categories of exclusive rights: (A) Team Franchise / Team Ownership Rights — the right to select, engage, and manage franchise team owners for the LPL; (B) International Media Rights and Terrestrial Media Rights — exclusive rights to license television, radio, digital, pay television, betting, gaming, in-flight, mobile, and internet broadcasting of LPL matches globally; (C) Ground Sponsorship Rights — rights to manage and sell in-venue branding, including LED boards, boundary signage, stump branding, presentation ceremonies, and related activations; and (D) AV Production Rights — the right and obligation to produce all live and highlights content for LPL matches to internationally recognized ICC standards.

The Event Rights Agreement has an initial term of five annual tournaments commencing in 2020, with automatic one-year renewals subject to the timely payment of the Event Rights Fee or provision of a bank guarantee to SLC. The Company’s rights must be secured annually through the payment of an Event Rights Fee or the furnishing of an Irrevocable Unconditional Bank Guarantee by March 15 of each year. Failure to make timely payment or furnish the required guarantee could result in termination of the Company’s rights for that year. IPG also holds a first right of refusal to extend the agreement for an additional five-year term (through 2029), subject to mutually agreed terms.

In consideration for the Event Rights, IPG pays SLC a minimum guaranteed annual Event Rights Fee. The minimum guaranteed fee for the launch year was USD 1,500,000 for a 13-match format and USD 1,925,000 for a 23-match format. The Event Rights Fee escalates at approximately 10.5% to 11% per year for years two through five. For the addition of teams beyond the initial five teams, an additional fee of USD 300,000 per team is payable. Additionally, SLC is entitled to a revenue share of 10% of ground sponsorship and international media rights revenue during the first two years of the agreement, increasing to 20% for years three through five. SLC also receives USD 20,000 per year in consideration for terrestrial media rights. The Event Rights Fee is payable net of all taxes, withholdings, and bank charges.

SLC is responsible for all costs related to the Match Control Team including per diems, catering for match officials and staff, cricket balls, venue costs, security, janitorial and marketing communications costs, certain administrative expenses, and a component of the prize money. SLC releases to the Event Rights Partner the entirety of the ticket sales revenue generated from all LPL matches during the term of the agreement. The Event Rights Partner bears all costs and responsibility for printing, marketing, and the sale of tickets, subject to SLC’s prior approval of ticket design. SLC reserves the President’s and Minister’s Boxes, a VIP Box, 100 grand stand tickets, and 50 complimentary tickets on each tier, at no cost to SLC.

Geographic Expansion

In addition to the LPL in Sri Lanka, IPG holds or has secured exclusive league management and commercial rights for several additional cricket properties in various stages of development. IPG holds exclusive 10-year rights to the Singapore T10 League, awarded by the Singapore Cricket Association, which encompasses TV and digital broadcasting rights, production rights, franchise sales rights, and league management rights for what is expected to be the first T10 cricket league featuring both men’s and women’s competitions, with six teams in the initial year expanding to eight from the third year. IPG holds exclusive 10-year rights to the Malaysian T20 League under a long-term agreement with the Malaysian Cricket Association on an exclusive basis, covering linear TV, digital, operations, marketing, and commercial rights. IPG holds exclusive 20-year rights to the Zimbabwe T20 Cricket League under an agreement with Zimbabwe Cricket, encompassing full league management, broadcasting, sponsorship, and franchise rights. IPG also holds exclusive 20-year rights to Kuwait’s T20 League, T10 League, and Legends League under an agreement with Kuwait Cricket. These expansion initiatives are in various stages of development and are expected to extend the Company’s footprint across high-growth emerging cricket markets. There can be no assurance that any of these expansion initiatives will be completed on the terms anticipated, or at all, or that they will generate the revenue or returns expected. For the year ended December 31, 2024, approximately 82% of IPG’s total revenue was generated from customers based in Sri Lanka, with the remaining 18% derived from Zimbabwe.

Technology and Live Production Capabilities

The Company operates at the intersection of cutting-edge broadcast engineering and experiential digital entertainment. Our infrastructure enables seamless content delivery across television, live streaming, and in-person activations from international cricket stadia and other venues. For purposes of ensuring that the production quality conforms to internationally recognized standards in keeping with ICC regulations as well as ensuring the brand image of SLC and of the LPL is duly maintained and built, the Company and its sub-licensees are required to meet minimum audio-visual production standards as set out in the Event Rights Agreement.

Key production capabilities include: live broadcast engineering utilizing 26 cameras per match (including 6 DOF robotic dolly Buggy Cam, Hawk-Eye DRS with minimum specifications, super slow-motion cameras (Sony HDC-4300 4K / LDX86 or similar), ultra-slow-motion cameras (NAC or similar), stump cameras with Zing LED technology, spider cam, drone, and standard Sony HDC 2500/3500 / HDK97 cameras); Grass Valley Kayak HD 3.5 M/E vision mixing; EVS XT3 8/12-channel replay systems; Canon/Fujinon Super Wide lens arrays; satellite uplink and SNG distribution capabilities; and Hotspot technology for Decision Review System at the discretion of SLC. The Company is required to commit to broadcast/stream the feed live in full, covering every ball of each game, and to deliver a Clean Feed in High Definition in 16:9 aspect ratio, fully edited, completed, titled and synchronized as to dialogue, music and effects.

The Company also maintains studio and event production capabilities for the production of multiplatform content, branded formats, and digital programming, including comprehensive studio shows aired before, during, and after each day’s play. IPG’s broadcast technology platform includes Hawkeye DRS, spider cameras, drone cameras, buggy cameras, 3D HD cameras, and AR/VR graphics capabilities. IPG partners with leading cricket graphics solution providers, including aegraphics.tv and wTVision, which maintain long-standing working relationships with many of the world’s leading broadcasters, production houses, and sports governing bodies. IPG’s production crew includes experienced and world-renowned directors, skilled producers, cameramen, EVS operators, and broadcast engineers. Recent live broadcast productions (2023–2025) include the Bangladesh Tour of Sri Lanka, the West Indies Tour of Sri Lanka, the India Tour of Sri Lanka, LPL Seasons 4 and 5, the Legends Cricket Trophy, the Afghanistan Tour of Sri Lanka, the Zimbabwe Tour of Sri Lanka, ACC Men’s Under 19 Asia Cup, and the Ireland Tour of Zimbabwe, among others. These capabilities have also been applied to production for international cricket bilateral series across multiple continents since 2015.

Growth Strategy — Planned Verticals and Strategic Initiatives

Beyond the core IPG cricket operations, the Company is evaluating and pursuing a number of strategic initiatives to expand the Flash Sports & Media platform into adjacent verticals. These initiatives are in early stages and are subject to the negotiation and execution of definitive agreements, regulatory approvals, and the availability of sufficient capital. There can be no assurance that any of these initiatives will be consummated on the terms described below, or at all.

Recent Developments

Merger with Flash Sports and Media, Inc.

On February 17, 2026, urban-gro, Inc., a Delaware corporation entered into a Agreement and Plan of Merger (the “Merger Agreement”) with Flash Sports & Media, Inc., a Delaware corporation and UGRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, pursuant to which the Company shall acquire Flash by way of a merger of the Merger Sub with and into Flash, with Flash being a wholly owned subsidiary of the Company and the surviving entity in the Merger.

Under the terms of the Merger Agreement, at the closing of the merger (the “Closing”), stockholders of Flash shall receive the right to receive (i) shares of UGRO Common Stock equal to 19.99% of the outstanding shares of UGRO calculated based on the outstanding shares of UGRO immediately prior to the issuance of 1,000,000 shares of Common Stock on January 23, 2026 (adjusted to 40,000 shares following the reverse stock split) as disclosed in the Current Report on Form 8-K filed January 29, 2026, to be issued to stockholders of the Company, pro rata in proportion to their respective stock ownership in the Company, and (ii) shares of UGRO Non-Voting Convertible Preferred Stock to be issued to the stockholders of Flash, pro rata in proportion to their respective stock ownership in Flash, in an aggregate amount such that, upon effectiveness of the conversion of such shares into Common Stock of UGRO, the total number of shares of UGRO Common Stock issuable to the stockholders of the Company (including the shares of UGRO Common Stock issued pursuant to clause (i) above) shall equal a number of shares determined by dividing (A) the agreed equity valuation of Flash as mutually agreed and determined by the parties pursuant to the Merger Agreement, by (B) $3.23, representing the closing price of UGRO Common Stock on February 17, 2026 (the “Reference Price”), with such quotient representing the aggregate number of shares of UGRO Common Stock issuable to the stockholders of Flash on a fully converted basis.

Because the conversion of the UGRO Non-Voting Convertible Preferred Stock could result in the issuance of shares of our common stock in excess of the 19.99% cap that applies under Nasdaq Listing Rule 5635(d) absent stockholder approval, the UGRO Non-Voting Convertible Preferred Stock is subject to a “Principal Market Limitation” that restricts conversions, and issuances of common stock upon conversion, in excess of 19.99% of our outstanding common stock as measured under the applicable Nasdaq framework unless and until we obtain the requisite stockholder approval (the “Stockholder Approval”). We plan to hold a meeting of our stockholders to obtain the Stockholder Approval for the issuance of shares of our common stock upon conversion of the UGRO Non-Voting Convertible Preferred Stock in excess of the 19.99% limitation described above. If Stockholder Approval is obtained and the UGRO Non-Voting Convertible Preferred Stock is converted in full, we expect that the number of shares of our common stock outstanding would increase to approximately 55,800,478 shares.

The ELOC Purchase Agreement

On February 4, 2026, we entered into the ELOC Purchase Agreement with the Selling Stockholder, pursuant to which we have the right, but not the obligation, to direct the Selling Stockholder to purchase up to $25,000,000 of the ELOC Shares upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement. On April 20, 2026, we entered into an amendment to amend the purchase amount to $54,000,000. These terms and conditions include, but are not limited to, filing a registration statement with the SEC and registering the resale of any shares sold to the Selling Stockholder. The term of the ELOC Purchase Agreement began on the date of execution and ends on the earlier of (i) January 28, 2028, (ii) the date on which the Selling Stockholder shall have purchased the maximum amount of ELOC Shares, (iii) the effective date of any written notice of termination delivered pursuant to the terms of the ELOC Purchase Agreement, (iv) the registration statement is no longer effective after the initial effective date of the registration statement, or (v) the date that, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors (the “Commitment Period”).

During the Commitment Period, the Company may direct the Selling Stockholder to purchase ELOC Shares by delivering a notice (a “Put Notice”) to the Selling Stockholder. The Company shall, in its sole discretion, select the amount of ELOC Shares requested by the Company in each Put Notice. However, such amount must not be less than $25,000 may not exceed the lesser of (i) $2,000,000 or (ii) 200% of the average dollar trading volume of the Common Stock during the three trading days immediately before the date of the Put Notice. The purchase price to be paid by the Selling Stockholder for the ELOC Shares included in a Put Notice (the “Purchase Price”) will be the lesser of (i) ninety percent (90%) of the average of the three lowest traded prices of the Company’s Common Stock during the ten trading days immediately preceding the date of the Put Notice and (ii) ninety percent (90%) of the lowest traded price of the Company’s Common stock on any trading day during the period beginning on the date of delivery of the Put Notice and continuing through the date that is three trading days immediately following the Clearing Date (as defined in the ELOC Purchase Agreement) (such period, the “Valuation Period”).

At any given time of any sale by us to the Selling Stockholder, we may not sell, and the Selling Stockholder may not purchase, ELOC Shares that would result in the Selling Stockholder beneficially owning more than 4.99% of our issued and outstanding Common Stock upon such issuance (the “Beneficial Ownership Limitation”). Additionally, the Company must obtain stockholder approval to issue an aggregate number of shares of Common Stock to the Selling Stockholder, under the ELOC Purchase Agreement, in excess of 136,845 shares of Common Stock. For purposes of the foregoing, and the Beneficial Ownership Limitation, the Commitment Shares will be aggregated with the ELOC Shares.

As consideration for the Selling Stockholder’s execution and delivery of the ELOC Purchase Agreement, we agreed to issue to the Selling Stockholder certain common stock purchase warrant for the purchase of 55,200 shares of the Common Stock at an exercise price of $12.50 per share, subject to adjustment. We are registering the Exercise Shares upon exercise of the Warrants under the Registration Statement.

In connection with the ELOC Purchase Agreement, the Company also entered a Warrant with the Selling Stockholder on February 4, 2026. Under the Warrant, the Selling Stockholder may exercise the Warrant during the period commencing on February 4, 2026 and ending on 5:00 p.m. eastern standard time on the date that is five (5) years after February 4, 2026.

In connection with the ELOC Purchase Agreement, the Company also entered a registration rights agreement with the Selling Stockholder on February 4, 2026 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is obligated to file with the SEC a registration statement for the resale by the Investor of a specified number of shares of the Company’s Common Stock issuable according to the ELOC Purchase Agreement. The Company agreed to file such registration statement within forty-five (45) days of the execution of the ELOC Purchase Agreement, and to file one or more additional registration statements if necessary. The Registration Statement is being filed in order to satisfy our obligations under the ELOC Purchase Agreement related to registering for resale the ELOC Shares and the Commitment Shares.

In connection with the ELOC Purchase Agreement, the Company has reserved 200,000 shares of Common Stock with the Transfer Agent for issuance in connection with a Put Notice and/or an Exercise Notice. Such Reserve Shares do not represent issued or outstanding shares and are not being registered for resale pursuant to this registration statement.

The ELOC Purchase Agreement contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. Among other things, the Selling Stockholder represented to us, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). We have sold and will sell the shares of Common Stock under the ELOC Purchase Agreement in reliance upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

The ELOC Purchase Agreement and Warrant were executed prior to the Company’s 1-for-25 reverse stock split effected on February 9, 2026. All share numbers and per-share prices in this Registration Statement have been adjusted to reflect the reverse stock split. Under the terms of the Warrant, the exercise price and number of shares issuable upon exercise automatically adjusted upon the reverse stock split.

Gemini Loan Agreement Amendment and Default

On December 13, 2023, our wholly-owned subsidiary UG Construction, Inc. d/b/a Emerald Construction Management, Inc. (“UG Construction”) entered into (i) an interest only asset based revolving loan agreement (the “Loan Agreement”) with Gemini Finance Corp. (“Gemini”) pursuant to which Gemini extended to UG Construction a secured line of credit in an amount not to exceed $10,000,000, to be used to assist UG Construction and us with cash management, and (ii) a Secured Promissory Note - Revolving issued by UG Construction to Gemini (the “Promissory Note”). Pursuant to the Promissory Note, each draw was due and payable on or before 180 days after such draw is funded to UG Construction, subject to a mandatory pre-payment upon UG Construction’s receipt of payment for any invoice previously submitted and approved for financing by Gemini.

On March 18, 2025, UG Construction entered into an amendment to the Loan Agreement and Promissory Note and waiver with Gemini (the “Amendment”). Pursuant to the Amendment, Gemini waived any potential or perceived events of default arising under certain circumstances, which events did not constitute specified events of default under the Promissory Note or the Loan Agreement.

Pursuant to the Amendment, the Promissory Note was amended to provide that (i) the term during which Gemini may consider advances under the Loan Agreement has been extended to January 1, 2026, and (ii) the interest applied on the outstanding principal amount of the Promissory Note will accrue interest at an annual rate of 12%, and all accrued and unpaid interest shall be paid to Gemini on the first business day of each month for the prior month. The Amendment also amended the Loan Agreement to require monthly reporting of certain accounts receivable and to include a covenant that such accounts receivable equal or exceed 125% of the sum of the total amount drawn down under the Promissory Note, plus outstanding interest, as of the applicable measurement date. In connection with the execution of the Amendment, we issued to Gemini, as an amendment fee, 150,000 shares of our common stock.

On July 31, 2025, Gemini issued a notice of default to UG Construction claiming that UG Construction was in default under the line of credit due to a failure to submit receivables calculations and failing to maintain sufficient eligible accounts and to forward accounts receivable. The notice indicated that the remaining outstanding amount due under the line of credit of approximately $1.76 million was immediately due and payable with default of 1% per week accruing from the June 16, 2025 date of default claimed by Gemini, and that Gemini intended to pursue legal action if full payment was not received by August 8, 2025.

On August 21, 2025, we received a notification from Gemini stating that Gemini would proceed with a foreclosure and private sale of substantially all of the assets of UG Construction in an Article 9 sale process, pursuant to Section 9601 et seq. of the California Commercial Code (the “Asset Sale”). The Asset Sale occurred on September 4, 2025, at which Gemini acquired the assets constituting the collateral under the line of credit for $450,000.

On August 29, 2025, Gemini commenced a lawsuit captioned Gemini Finance Corp. v. UG Construction, Inc. et al., case number 25CV2259 W SBC, in the U.S. District Court for the Southern District of California, which lawsuit (the “Lawsuit”) included us and certain of our officers as defendants and pursuant to which Gemini claimed it was owed $1,486,189 (the “Claim Amount”).

On September 26, 2025, we entered into a Settlement and Mutual General Release (the “Gemini Settlement Agreement”) with Gemini. Pursuant to the terms of the Gemini Settlement Agreement, among other things, we agreed to file a joint motion requesting an expedited fairness hearing under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), which motion was filed on September 30, 2025. Following such fairness hearing, and subject to the satisfaction of all applicable conditions and requirements of Section 3(a)(10) of the Securities Act, we agreed to issue to Gemini shares of our common stock that, upon sale by Gemini, would result in net proceeds to Gemini equal to the Claim Amount, provided that Gemini shall at no time be issued shares if it would beneficially own more than 4.99% of our common stock, and the aggregate number of shares issued to Gemini may not exceed 19.99% of our outstanding common stock as of immediately prior to the signing of the Gemini Settlement Agreement to the extent required by Nasdaq Listing Rule 5635. Additionally, Gemini agreed to use its best efforts to not sell common stock exceeding 10% of our daily volume on any given trading day. Upon the issuance of the last tranche of shares under the Gemini Settlement Agreement, Gemini will dismiss the Lawsuit with prejudice. The Gemini Settlement Agreement also included a customary mutual release of claims by the parties. The fairness hearing occurred on October 14, 2025.

Agile Term Loan

On June 26, 2025, we and certain of our subsidiaries entered into a business loan and security agreement (the “Agile Loan Agreement”) with Agile Capital Funding, LLC and Agile Lending LLC (together, “Agile”).

Pursuant to the Agile Loan Agreement, Agile extended to us a term loan of $1,050,000.00 (the “Term Loan”) to be used to fund our general business requirements. The Agile Loan Agreement is for a term of twenty-eight weeks from its effective date and includes an administrative agent fee of $50,000.00 to be remitted to Agile, which was added to the amount of the loan. We could make a full prepayment or partial prepayment of the Term Loan, however, upon the prepayment of any principal amount, we would be obligated to pay a premium payment of principal, which would be equal to the aggregate and actual amount of interest that would be paid through the maturity date. The Agile Loan Agreement contains standard events of default and representations and warranties by us and Agile including a mandatory prepayment, and an additional five (5%) percent interest rate following the occurrence of an event of default. The term loan is evidenced by a secured promissory note issued by us to Agile. Pursuant to the Agile Loan Agreement, upon an event of default, Agile will receive a security interest in certain of our assets, subject to certain exceptions.

Grow Hill Default

On October 1, 2024, we entered into an asset-based term Loan Agreement with Grow Hill, LLC (“Grow Hill”) pursuant to which Grow Hill extended to us a secured loan of $2,100,000 with an origination fee of $100,000, which was added to the amount of the loan. The loan is evidenced by a Secured Promissory Note issued by us to Grow Hill. Grow Hill received a security interest in certain of our assets pursuant to a security agreement between us and Grow Hill (the “Security Agreement”), which does not include any assets of our subsidiaries.

On October 14, 2025, we received service of process for a lawsuit filed by Grow Hill against us in the District Court for the City and County of Denver, Colorado (Case No. 2025CV33546) alleging breach of contract and fraud. Pursuant the complaint, Grow Hill stated that we were in default under the Secured Promissory Note due to a failure to timely make payments, and elected to accelerate all amounts due under the Secured Promissory Note, including a default fee equal to 1% of the outstanding principal amount. We are currently investigating available options to resolve the complaint and intends to vigorously defend the allegation of fraud.

J Brrothers Settlement

On August 8, 2025, we entered into a Settlement and Release Agreement (the “Settlement Agreement”) with J Brrothers LLC (“J Brrothers”) and Herb-a-More LLC relating to a dispute arising from amounts due for certain heating, ventilation and air conditioning equipment. Pursuant to the terms of the Settlement Agreement, among other things, we issued a promissory note to J Brrothers with an original principal amount of $395,556 and issued 150,000 unregistered shares of our common stock to J Brrothers. The note accrues simple interest at an annual rate of 12% and has a maturity date of March 18, 2026. The note must be repaid in monthly installments over a period of eight months, with the first seven payments being $50,000 per month and the final monthly payment being $64,047. Any remaining principal and accrued but unpaid interest will become due and payable on the maturity date, and the note may be prepaid without penalty. The note includes customary representations and warranties, customary events of default and a 17% default interest rate.

2WR of Georgia Sale

On August 27, 2025, certain of our subsidiaries entered into a Stock and Asset Purchase Agreement (the “2WR Purchase Agreement”) with 2WR Holdco, LLC (the “Buyer”). Pursuant to the 2WR Purchase Agreement, the Buyer acquired all of the outstanding shares of stock of 2WR of Georgia, Inc. and certain assets of our other subsidiaries relating to those entities’ business of providing commercial, industrial and municipal architectural and construction administration services for projects not involving CEA. The purchase price paid by the Buyer consisted of $2.0 million in cash, offset by a previous deposit of $500,000 and by any assumed indebtedness.

Nasdaq Deficiencies

On August 20, 2024, we received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, we were no longer in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Timely Filing Requirement”). On November 21, 2024, we received a notice from Nasdaq stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. We continued to not be in compliance with the Timely Filing Requirement. On February 18, 2025, we filed each of our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2024 and September 30, 2024 and an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and on February 19, 2025 we filed an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, which amendments included restated financial statements for the periods covered therein. As a result of these filings, on February 24, 2025, the Listing Qualifications Department of Nasdaq notified us that we had regained compliance with the Timely Filing Requirement.

On February 24, 2025, we received a deficiency letter from Nasdaq notifying us that (i) for the last 30 consecutive business days, the bid price for our common stock had closed at a price of below $1.00 per share, which is the minimum closing price required to maintain continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), and (ii) because our stockholder’s equity was below $2.5 million as reported on our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, we no longer met the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Rule 5550(b)(1), requiring a minimum stockholders’ equity of $2.5 million (the “Stockholders’ Equity Requirement”).

On April 16, 2025, we received a notice from Nasdaq stating that because we had not yet filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), we were no longer in compliance the Timely Filing Requirement. On May 21, 2025, we received a notice from Nasdaq stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 or our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, we continued to be out of compliance with the Timely Filing Requirement.

On August 18, 2025, we received a determination letter from Nasdaq stating that Nasdaq had determined that we did not file the Form 10-K and the Form 10-Q by August 15, 2025, the date required for the delinquent filings by an exception previously received from Nasdaq staff. The letter stated that, as a result, unless we timely requested an appeal, the trading of our common stock would be suspended at the opening of business on August 27, 2025 and a Form 25-NSE will be filed with the SEC, which would remove our common stock securities from listing and registration on Nasdaq. The letter also stated that we were not in compliance the Bid Price Rule and the Stockholders’ Equity Requirement. We timely requested an appeal to a Nasdaq Hearings Panel (the “Panel”).

On October 14, 2025, we attended a hearing before the Panel in connection with the determination letter. On October 30, 2025, we received a notice from Nasdaq notifying us that the Panel had determined to grant our request to continue our listing on The Nasdaq Capital Market, conditioned on us regaining compliance with the Timely Filing Requirement and the Stockholders’ Equity Requirement on or before December 31, 2025 and regaining compliance with the Bid Price Rule on or before January 28, 2026. During the exception period, we are required to provide prompt notification to the Panel of any significant event that may affect our compliance with Nasdaq requirements. Any documentation evidencing our compliance will be subject to review by the Panel, which may, in its discretion, request additional information before determining whether we have regained compliance.

On November 18, 2025, we received a determination letter from Nasdaq stating that because we did not timely file our Quarterly Report on Form 10-Q for the period ended September 30, 2025, the resulting filing delinquency would be an additional basis for delisting our securities pursuant to the Timely Filing Requirement. The letter notified us that the Panel would consider the matter in their decision regarding our continued listing on the Nasdaq Capital Market, and requested that we present our views with respect to the additional deficiency in writing by November 25, 2025. We made a submission to the Panel by the requested date.

On January 6, 2026, the Company received a determination letter (the “January 6, 2026 Determination”) from Nasdaq stating that because the Company did not hold an annual meeting of stockholders within twelve months from the Company’s prior fiscal year end as required by Nasdaq Listing Rule 5620(a), the resulting non-compliance would be an additional basis for delisting the Company’s securities. The January 6, 2026 Determination notified the Company that the Panel would consider the matter in their decision regarding the Company’s continued listing on the Nasdaq Capital Market, and requested that the Company present its views with respect to the additional deficiency in writing by January 9, 2026. The Company made a submission to the Panel by the requested date and requested an additional extension to comply with the Bid Price Rule, the Stockholders’ Equity Requirement, and the Timely Filing Requirement.

On January 13, 2026, the Panel notified us that it had granted a further extension to regain compliance with the Stockholders’ Equity Requirement, the Annual Meeting Requirement, and the Timely Filing Requirement on or before February 17, 2026 and with the Bid Price Rule on or before February 24, 2026. On January 30, 2026, we held our 2025 Annual Meeting. On February 9, 2026, we effected a 1-for-25 reverse stock split. On February 17, 2026, we completed the Merger and filed all delinquent reports. On March 4, 2026, Nasdaq confirmed we had regained compliance and placed us on a one-year Discretionary Panel Monitor under Listing Rule 5815(d)(4)(A). Although we regained compliance, there can be no assurance that we will maintain compliance with applicable Nasdaq Listing Rules. If we fail to meet the conditions set forth in our compliance plan or if Nasdaq delists our securities from trading for any other reason, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Corporate Information

The mailing address of our principal executive office is 1751 Panorama Point, Unit G, Lafayette, Colorado 80026, and the office’s telephone number is (720) 390-3880. Our website is located at https://ir.urban-gro.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into this prospectus and any prospectus supplement and you should not consider it part of the prospectus or part of any prospectus supplement.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. Accordingly, we may provide less public disclosure than larger public companies, including the inclusion of only two years of audited consolidated financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure and the inclusion of reduced disclosure about our executive compensation arrangements. As a smaller reporting company, we are also exempt from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” that are subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements discuss matters that are not historical facts and instead reflect our management’s expectations, hopes, beliefs, intentions, strategies, and assumptions based on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections of this prospectus entitled “Prospectus Summary” and “Risk Factors.” Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Because the following discuss future events or conditions, forward-looking statements may include words such as “anticipate,” “believe,” “estimate,” “intend,” “could,” “should,” “would,” “may,” “seek,” “plan,” “might,” “will,” “expect,” “anticipate,” “approximately,” “outlook,” “predict,” “project,” “forecast,” “potential,” and “continue” or the negative of these words or other similar expressions. However, the absence of these words does not mean that a statement is not forward-looking

Forward-looking statements speak only as of the date they are made, are based on various underlying assumptions and current expectations about the future and are not guarantees of future performance. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance, or achievement to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. You are cautioned to not place undue reliance on these forward-looking statements.

We cannot predict all the risks and uncertainties that may impact our business, financial condition, or results of operations. Accordingly, the forward-looking statements in this prospectus should not be regarded as representations that the results or conditions described in such statements will occur or that our objectives and plans will be achieved. These forward-looking statements are found at various places throughout this prospectus and include information concerning possible or projected future results of our operations, including statements about potential acquisition or merger targets, strategies or plans; business strategies; prospects; future cash flows; financing plans; plans and objectives of management; any other statements regarding future cash needs, future operations, business plans and future financial results; and any other statements that are not historical facts. We qualify all of the forward-looking statements in this prospectus by this cautionary note.

These forward-looking statements represent our current intentions, plans, expectations, assumptions and beliefs about future events and are subject to a variety of factors and risks, including, but not limited to, the following:

●	our ability to generate revenues sufficient to achieve profitability and positive cash flow;

●	competition in our industry and our ability to compete effectively;

●	our ability to attract, recruit, retain and develop key personnel and qualified employees;

●	risks related to laws, regulations and industry standards;

●	risks related to the cannabis industry;

●	reliance on significant clients and third-party suppliers;

●	the ability of our principal stockholders to significantly influence or control matters requiring a stockholder vote;

●	our ability to successfully identify and complete acquisitions and effectively integrate those acquisitions into our operations;

●	our indebtedness and potential increases in our indebtedness; and

●	the other factors described in “Risk Factors.”

Many of those risk factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Considering these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. All subsequent written and oral forward-looking statements concerning other matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus. You should read this prospectus with the understanding that our actual future results may be materially different from what we expect.

Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

THE OFFERING

Securities Offered	Up to 6,300,000 shares of Common Stock.

Common Stock issued and outstanding prior to the Offering	1,291,478 shares of Common Stock (as of April 28, 2029). If the UGRO Non-Voting Convertible Preferred Stock is converted in full, our total outstanding shares of common stock would increase to approximately 55,800,478 shares. See “Prospectus Summary - Recent Developments - Merger with Flash Sports and Media, Inc.”

Common stock issued and outstanding after the Offering	6,300,000 shares of Common Stock, assuming the sale of all of the ELOC Shares and the exercise of all Warrants.

Terms of the Offering	The Selling Stockholder and any of their pledgees, assignees and successors-in-interest will determine when and how they sell the shares offered in this prospectus and may, from time to time, sell any or all of their shares of Common Stock covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions. These sales may be at fixed or negotiated prices. For more information, see the section of this prospectus entitled “Plan of Distribution” beginning on page 25.

Use of proceeds

The Selling Stockholder will receive all of the proceeds from the sale of the shares of Common Stock offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares of Common Stock by the Selling Stockholder.

We may receive up to $54,000,000 in aggregate gross proceeds under the ELOC Purchase Agreement in connection with sales of our shares of Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time pursuant to the ELOC Purchase Agreement after the date of this prospectus. We may receive proceeds from any exercise of the warrants to purchase Common Stock for cash. We intend to use the proceeds from the sale of our shares of Common Stock to the Selling Stockholder for general corporate purposes, which may include covering operating or research and development expenses, and the purchase price associated with future acquisitions. Our management will have broad discretion over the use of proceeds from the sale of our shares of Common Stock under the ELOC Purchase Agreement.

For more information, see the section of this prospectus entitled “Use of Proceeds” beginning on page 19.

Risk factors	You should read the section of this prospectus entitled “Risk Factors” beginning on page 6 for a discussion of factors to consider carefully before deciding to invest in shares of our Common Stock.

Market for Common Stock	Our Common Stock is listed on Nasdaq under the symbol “UGRO”.

RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, on file with the SEC, and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus. Before you invest in our securities, you should carefully consider these risks as well as other information we include or incorporate by reference into this prospectus. All of these risk factors are incorporated herein in their entirety. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. Certain statements in this section, or which are incorporated by reference in this section, are forward-looking statements. For more information, see the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

Risks Related to Our Business and Operations

We have a limited operating history under the Flash Sports & Media platform and may not be able to successfully execute our business plan.

The Company completed the Merger with Flash on February 17, 2026. Flash was incorporated on August 7, 2023 and had not generated any revenue prior to the Merger. While IPG, which is now a wholly owned subsidiary of Flash and therefore of the Company, has generated revenue from cricket-related operations since 2020, the combined entity has a limited operating history as a publicly traded sports and media company. There can be no assurance that we will be able to successfully integrate the operations of Flash, IPG, and the Company, or that we will achieve profitability. Our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development in rapidly evolving markets.

We are substantially dependent on a single contractual relationship with Sri Lanka Cricket for a significant majority of our revenue.

Substantially all of IPG’s revenue is derived from the commercialization of rights granted under the Master Event Rights Agreement with SLC for the Lanka Premier League. The loss, non-renewal, or material modification of this agreement would have a material adverse effect on our business, financial condition, and results of operations. The Event Rights Agreement requires annual payment of an Event Rights Fee or provision of a bank guarantee by March 15 of each year; failure to make timely payment could result in termination of the Company’s rights for that year. Although the agreement provides for automatic one-year renewals, IPG’s rights must be secured annually, and there can be no assurance that the agreement will be renewed on favorable terms, or at all.

We have a going concern qualification and a history of net losses and accumulated deficits.

Both IPG and Flash have received going concern qualifications from their respective auditors. As of December 31, 2024, IPG had an accumulated deficit of approximately $4.6 million and a working capital deficit of approximately $1.9 million. Flash had an accumulated deficit of $500,000 as of December 31, 2024 and had never generated revenue. The Company (legacy urban-gro) had an accumulated deficit of approximately $120.6 million and a stockholders’ deficit of approximately $40.9 million as of December 31, 2025. There can be no assurance that the combined entity will achieve or sustain profitability.

Our revenue is concentrated among a limited number of customers and geographies.

For the year ended December 31, 2024, approximately 82% of IPG’s total revenue was generated from customers based in Sri Lanka, with the remaining 18% derived from Zimbabwe. In 2023, sales to four customers individually exceeded 10% of IPG’s total revenue, collectively representing approximately 53% of total revenue. The loss of any significant customer or a significant reduction in business from Sri Lanka or Zimbabwe could have a material adverse effect on our financial performance. The Company continues to focus on efforts to diversify its customer base to mitigate such risks.

Our business is dependent on the continued popularity and growth of cricket, particularly T20 cricket, in our target markets.

Our revenue is substantially derived from the commercialization of T20 cricket league rights. Any decline in the popularity of cricket or T20 cricket in Sri Lanka, or in international markets where we distribute media content, could reduce demand for media rights, sponsorships, franchise ownership, and ticketing, which would materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks associated with international operations.

The Company conducts operations in the United Arab Emirates, Sri Lanka, Zimbabwe, and other international markets, and is subject to risks inherent in international operations, including political and economic instability, currency fluctuation risk, regulatory uncertainty, foreign tax regimes (including the recently enacted UAE Corporate Tax), sanctions and trade restrictions, cultural and legal differences, and challenges in enforcing contractual rights across jurisdictions. Any of these factors could materially and adversely affect our operations and financial results.

We depend on key personnel, including the founder and chairman of IPG.

The Company’s success depends in significant part on the continued services and leadership of key individuals, including Anil Mohan Sankhdhar, the founder and chairman of IPG, who has been instrumental in building the Company’s relationships with SLC, franchise owners, sponsors, and broadcast partners, and Bradley Nattrass, the Company’s Chairman and Chief Executive Officer. The loss of any of these individuals’ services could have a material adverse effect on our business and operations. We do not currently maintain key-person life insurance on any of our executives.

Force majeure events, including pandemics, natural disasters, terrorism, and political unrest, could disrupt our tournament operations.

The LPL and our other cricket events are live, in-person sporting events that are subject to disruption or cancellation due to force majeure events. Under the Event Rights Agreement, the full Event Rights Fee remains payable by the Event Rights Partner to SLC even if the whole or any part of the Tournament is curtailed, cancelled, or abandoned due to any Force Majeure event, after the date of commencement of the Tournament. Force Majeure events include, but are not limited to, acts of God, war, riot, strike, civil commotion, terrorism, pandemics, epidemics, fire, earthquake, storm, flood, tsunami, explosion, and acts of Government. Any such disruption could materially and adversely affect our revenue, reputation, and operations.

Our expansion into new markets and new business verticals involves significant risks and uncertainties.

We have announced expansion plans for T20 cricket league operations in Malaysia, Zimbabwe, Bangladesh, and the United Arab Emirates. We are also pursuing potential strategic combinations and partnerships in the esports and entertainment sectors, including a potential combination with Infinity Esports & Gaming, a Latin American esports organization that operates gaming centers across multiple countries and holds branded intellectual properties, and the potential development of Dune Bridge Capital, an investment and strategic capital deployment vertical focused on film, television, sports, and digital media. Each of these initiatives involves significant execution risk, including the need to negotiate and execute definitive agreements, secure regulatory approvals, recruit qualified local personnel, obtain adequate financing, and build local infrastructure. As of the date of this Registration Statement, no definitive agreements have been entered into with respect to the esports or entertainment verticals. There can be no assurance that any of these expansion or diversification initiatives will be completed on the terms anticipated, or at all, or that they will generate the revenue or returns expected.

We face significant competition in the sports media and entertainment industry.

The sports media and entertainment industry is highly competitive. We compete for viewership, sponsorship dollars, franchise investment, media rights fees, and talent with larger, better-capitalized companies and established cricket leagues, including the IPL, BBL, CPL, PSL, and SA20. Many of our competitors have significantly greater financial, technical, marketing, and other resources than we do. There can be no assurance that we will be able to compete effectively.

Risks Related to the Merger and Integration

The Merger may not achieve its intended benefits, and integration of the combined businesses involves significant risks.

The success of the Merger depends on, among other things, our ability to successfully integrate the operations, technologies, and personnel of Flash, IPG, and the legacy urban-gro business, achieve anticipated revenue growth, realize cost synergies, and retain key customers, partners, and employees. Integration may be more difficult, time-consuming, or costly than expected, and there can be no assurance that we will realize the expected benefits of the Merger.

Following the Merger, former Flash stockholders are expected to own a minimum of 90% of the combined company, resulting in significant dilution to existing stockholders.

Under the terms of the Merger Agreement, Flash stockholders received shares of UGRO common stock equal to 19.99% of the outstanding shares immediately prior to certain prior issuances, as well as shares of newly created non-voting convertible preferred stock that, upon stockholder approval of the conversion, would result in former Flash stockholders owning approximately 90% of the combined company on a fully-converted basis. This represents substantial dilution to the Company’s existing stockholders.

The Company changed its independent auditor in connection with the Merger, which may increase the risk of accounting errors or restatements.

On March 03, 2026, the Company dismissed Sadler, Gibb & Associates, LLC as its independent registered public accounting firm and appointed Suri and Co., Chartered Accountants of Chennai, India to audit the Company’s financial statements for the year ended December 31, 2025. The transition to a new auditor during a period of significant business transformation increases the risk of accounting errors, delays in financial reporting, or the need for restatements.

Risks Related to Nasdaq Listing and Capital Structure

We have a history of non-compliance with Nasdaq listing standards and may be unable to maintain our Nasdaq listing.

The Company has experienced multiple instances of non-compliance with Nasdaq listing standards, including the minimum bid price requirement, timely filing of periodic reports, minimum stockholders’ equity requirement, and annual meeting requirement. While the Company regained compliance with these requirements as of March 2026, Nasdaq has placed the Company on a one-year Discretionary Panel Monitor under Listing Rule 5815(d)(4)(A). Any future non-compliance could result in delisting, which would materially and adversely affect the liquidity and trading price of our common stock.

We have limited liquidity and may require additional financing to fund our operations.

As of December 31, 2025, the Company had cash of approximately $10,000 and negative working capital of approximately $42.7 million. Our ability to continue operations is dependent on our ability to generate sufficient revenue and/or obtain financing. There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results.

We have significant outstanding liabilities and legal proceedings that could adversely affect our financial condition.

The Company has significant accounts payable, contract liabilities, notes payable, and accrued expenses. Additionally, the Company is subject to various legal proceedings, including lawsuits by creditors, equipment suppliers, and former contractors. Adverse outcomes in any of these proceedings could materially affect our financial position and results of operations.

Risks Related to Regulatory and Legal Matters

We are subject to anti-corruption, anti-bribery, and sports integrity laws and regulations.

The Company and its subsidiaries, sub-licensees, franchise holders, and team owners are required to comply with anti-corruption and anti-bribery laws in all jurisdictions in which we operate, as well as ICC anti-corruption codes. Any violation of these laws or codes could result in criminal penalties, fines, suspension, or termination of our Event Rights, any of which could have a material adverse effect on our business.

Changes in tax laws or regulations, including the recently enacted UAE Corporate Tax, could increase our tax burden.

IPG is subject to the UAE Corporate Tax Law effective January 1, 2024, which imposes a 9% tax on taxable income exceeding the exemption threshold. Changes in applicable tax laws or their interpretation, or the enactment of new taxes in jurisdictions where we operate, could increase our effective tax rate and adversely affect our financial results.

The Event Rights Agreement is governed by Sri Lankan law and disputes are subject to international arbitration, which may be costly and time-consuming.

The Event Rights Agreement is governed by the laws of Sri Lanka, and disputes are subject to arbitration in Colombo under the Rules of the International Chamber of Commerce. The number of arbitrators shall be three, and each party shall be entitled to select one arbitrator each, with the third selected jointly to act as Chairman of the Arbitral Tribunal. Enforcing contractual rights through international arbitration may be more costly, time-consuming, and uncertain than litigation in U.S. courts, and arbitral awards may be difficult to enforce in other jurisdictions.

We had negative cash flow from operations for the fiscal years ended December 31, 2025 and December 31, 2024.

We had negative cash flow from operations of $0.1 million and $2.8 million for the years ended December 31, 2025 and 2024, respectively. To the extent that we have negative cash flow from operations in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. We may not be able to generate positive cash flow from our operations and additional capital or other types of financing may not be available when needed or on terms favorable to us.

We may continue to incur losses in the near future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

While we are focused significantly on controlling our operating expenses by managing variable expenses, employee count, and marketing activities in order to become cash flow positive, these measures may adversely affect our future operating results if we are unable to support the business effectively. In turn, this would have a negative impact on our financial condition and potentially our share price.

We may not become profitable or generate sufficient profits from operations in the future. If our revenues do not continue to grow or our gross profits deteriorate substantially, we are likely to continue to experience losses in future periods. Collectively, this may impact our ability to implement our business strategy and adversely affect our financial condition. This potentially would have a negative impact on our share price.

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against urban-gro relating to intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

We may not be able to successfully identify, consummate or integrate acquisitions or to successfully manage the impacts of such transactions on our operations.

Part of our business strategy includes pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations; and (vi) the loss or reduction of control over certain of our assets.

The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions.

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of our acquisitions within the anticipated timing or at all. The benefits from any acquisition will be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions to which we would not otherwise be exposed. An inability to realize any or all of the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Stock

Our failure to meet the continued listing requirements of Nasdaq could result in the delisting of our Common Stock.

Although we regained compliance with Nasdaq’s continued listing requirements in March 2026, we are currently subject to a one-year Discretionary Panel Monitor. If we fail to maintain compliance during the monitoring period, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

There can be no assurance that we will be able to regain compliance with the Bid Price Rule, the Timely Filing Requirement, or the Stockholders’ Equity Requirement, or will otherwise be in compliance with other applicable Nasdaq Listing Rules. If we fail to meet the conditions set forth in our compliance plan or if Nasdaq delists our securities from trading for any other reason, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our stock price could be extremely volatile. As a result, shareholders may not be able to re-sell their shares at or above the price they paid for them.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Volatility in the market price of our common stock, as well as general economic, market or political conditions, may prevent shareholders from being able to sell their shares at or above the price they paid for their shares and may otherwise negatively affect the liquidity of our common stock. Shareholders may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and shareholders could lose part or all of their investment. The price of our common stock has been, and could continue to be, subject to wide fluctuations in response to a number of factors, including those described elsewhere in this Registration Statement and others such as:

●	our ability to generate sufficient revenues to achieve profitability and positive cash flow;

●	competition in our industry and our ability to compete effectively;

●	our ability to attract, recruit, retain and develop key personnel and qualified employees;

●	reliance on significant clients and third-party suppliers;

●	our ability to successfully identify and complete acquisitions and effectively integrate those acquisitions into our operations;

●	our actual or anticipated operating and financial results, including how those results vary from the expectations of management, securities analysts and investors;

●	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other industry participants;

●	developments in our business or operations or our industry sectors generally;

●	any future offerings by us of our common stock;

●	any coordinated trading activities or large derivative positions in our common stock, for example, a “short squeeze” (a short squeeze occurs when a number of investors take a short position in a stock and have to buy the borrowed securities to close out the position at a time that other short sellers of the same security also want to close out their positions, resulting in a surge in stock prices, i.e., demand is greater than supply for the stock sold short);

●	legislative or regulatory changes affecting our industry generally or our business and operations specifically;

●	the operating and stock price performance of companies that investors consider to be comparable to us;

●	announcements of strategic developments, acquisitions, restructurings, dispositions, financings and other material events by us or our competitors;

●	actions by our current shareholders, including future sales of common shares by existing shareholders, including our directors and executive officers;

●	proposed or final regulatory changes or developments;

●	anticipated or pending regulatory investigations, proceedings, or litigation that may involve or affect us; and

●	the other factors described under Risk Factors in Part I, Item 1A of this Registration Statement.

In response to any one or more of these events, the market price of shares of our common stock could decrease significantly. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Shareholders may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue shares of our common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing shareholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be our shareholders only source of gain on an investment in our common stock, and shareholders may have to sell some or all of their common stock to generate cash flow from their investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. If no additional securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If one or more of our covering analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

Provisions of our certificate of incorporation and bylaws may delay or prevent a take-over that may not be in the best interests of our shareholders.

Provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt.

In addition, our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences determined from time to time by our Board. None of our preferred shares are currently issued or outstanding. Our Board may, without shareholder approval, issue preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified Board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

As a result of disclosure of information in this Registration Statement and in filings required of a public company, our business and financial condition are highly visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are subject to ongoing regulatory burdens resulting from our public listing.

We continually work with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, these and other measures that we might take may not be sufficient to allow us to satisfy our obligations as a public company listed on Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on Nasdaq creates additional costs for us and requires the time and attention of management. The additional costs that we incur, the timing of such costs and the impact that management’s attention to these matters may adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results and prevent fraud. As a result, current and potential shareholders could lose confidence in our financial statements, which would harm the trading price of our common shares.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated filers or accelerated filers must include in their annual reports on Form 10-K an attestation report of their regular auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies, like us, are not required to include an attestation report of their auditors in annual reports.

A report of our management is included under Item 9A. “Controls and Procedures.” We are a smaller reporting company and, consequently, are not required to include an attestation report of our auditor in our annual report. However, if and when we become subject to the auditor attestation requirements under SOX 404, we can provide no assurance that we will receive a positive attestation from our independent auditors.

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2025, management identified material weaknesses as described under Item 9A. “Controls and Procedures.” We are undertaking remedial measures, which measures will take time to implement and test, to address these material weaknesses. There can be no assurance that such measures will be sufficient to remedy the material weaknesses identified or that additional material weaknesses or other control or significant deficiencies will not be identified in the future. If we continue to experience material weaknesses in our internal controls or fail to maintain or implement required new or improved controls, such circumstances could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, or adversely affect the results of periodic management evaluations and, if required, annual auditor attestation reports. Each of the foregoing results could cause investors to lose confidence in our reported financial information and lead to a decline in our share price.

General Risk Factors

We are highly dependent on our management team, and the loss of our executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with clients and adversely affect our business, results of operations and growth prospects.

Our insurance may not adequately cover our operating risk.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, such insurance may not be adequate to cover our liabilities or may not be generally available in the future or, if available, premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

We may be exposed to currency fluctuations.

Although our revenues and expenses are expected to be predominantly denominated in United States dollars, we may be exposed to currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar, the Canadian dollar, the Euro, and the currency of other regions in which we may operate may have a material adverse effect on our business, financial condition and operating results. We may, in the future, establish a program to hedge a portion of our foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if we develop a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. generally accepted accounting principles (“U.S. GAAP”) and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our common stock.

Our reputation is a valuable component of our business. Threats to our reputation can come from many sources, including adverse sentiment about our industry generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our clients. Negative publicity regarding our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected.

USE OF PROCEEDS

The Selling Stockholder will receive all of the proceeds of the sale of shares of Common Stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of Common Stock that may be sold from time to time pursuant to this prospectus.

We may receive up to $54,000,000 in aggregate gross proceeds under the ELOC Purchase Agreement in connection with sales of our shares of Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time pursuant to the ELOC Purchase Agreement after the date of this prospectus. We may receive proceeds from any exercise of the warrant to purchase Common Stock for cash. As of the date of this prospectus, we cannot currently allocate specific percentages of the proceeds that we may obtain under the ELOC Purchase Agreement and exercise of the Warrant to particular uses and we cannot estimate the amount of proceeds that we will actually spend as opposed to retaining for working capital purposes. Therefore, we currently intend to use the net proceeds received under the ELOC Purchase Agreement and exercise of the Warrant for working capital and general corporate purposes, which may include covering operating or research and development expenses, and the purchase price associated with future acquisitions. Although we may, from time to time, evaluate potential strategic investments and acquisitions, we do not have any definitive agreements in place to make any such acquisitions at this current time.

The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing efforts, demand for our products, our operating costs and the other factors described under and incorporated by reference in “Risk Factors” in this prospectus.

Our expected use of net proceeds from the sale of our shares of Common Stock under the ELOC Purchase Agreement and exercise of the Warrant represents our current intentions based upon our present plans and business condition, which could change in the future as our plans and business conditions evolve. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used include:

●	The existence of other opportunities or the need to take advantage of changes in timing of our existing activities;

●	The need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments; and/or

●	If strategic opportunities present themselves (including acquisitions, joint ventures, licensing and other similar transactions).

As a result, we cannot predict with any certainty our use of the net proceeds from this offering. Our management will retain broad discretion over the allocation of the net proceeds from this offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds we may receive under the ELOC Purchase Agreement and exercise of the Warrant.

SELLING STOCKHOLDER

The Selling Stockholder may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to this prospectus. When we refer to the Selling Stockholder in this prospectus, we refer to the entity listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold the Selling Stockholder’s interest in the shares of Common Stock after the date of this prospectus.

The following table sets forth certain information provided by or on behalf of the Selling Stockholder concerning the shares of Common Stock that may be offered from time to time by the Selling Stockholder pursuant to this prospectus. The Selling Stockholder identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of Common Stock or other Company securities after the date on which they provided us with information regarding such securities. Moreover, the shares of Common Stock identified below include only the shares being registered for resale and may not incorporate all shares of Common Stock or other securities of the Company deemed to be beneficially held by the Selling Stockholder. The number of shares of Common Stock beneficially owned by the Selling Stockholder is determined under rules promulgated by the SEC.

Any changed or new information given to us by the Selling Stockholder, including regarding the identity of, and the securities held by, the Selling Stockholder, will be set forth in a prospectus supplement or amendments to the Registration Statement, if and when necessary. The Selling Stockholder may sell all, some or none of the shares of Common Stock in this offering. See the section of this prospectus entitled “Plan of Distribution” for more information.

Other than as described below or elsewhere in this prospectus, the Selling Stockholder does not have any material relationship with us or any of our predecessors or affiliates.

Name of Selling Stockholder	Number of Shares Owned Prior to the Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering(1)	Percent of Shares Owned After Offering(1)(3)

Hudson Global Ventures, LLC(2)	6,385,721	6,300,000	85,721	0.15%

(1)	Assumes that all Securities offered by them under this prospectus are sold.

(2)	The principal business address for the Selling Stockholder is 1751 Panorama Point, Unit G, Lafayette, Colorado 80026.

(3)	Applicable percentage ownership is based on approximately 55,800,478 shares of Common Stock issued and outstanding after the full conversion of UGRO Non-Voting Convertible Preferred Stock. The ELOC Purchase Agreement contains limitations that prevent the Selling Stockholder from purchasing shares that would result in the number of shares beneficially owned by it and its affiliates exceeding 4.99% of all of the Common Stock outstanding at such time. The number of shares in the third column reflects this limitation.

THE ELOC PURCHASE AGREEMENT

On February 4, 2026, we entered into the ELOC Purchase Agreement with the Selling Stockholder, pursuant to which we have the right, but not the obligation, to direct the Selling Stockholder to purchase up to $25,000,000 in ELOC Shares upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement. On April 20, 2026, we entered into an amendment to amend the purchase amount to $54,000,000. Such sales of our Common Stock, if any, will be subject to certain limitations, and may occur from time to time at our sole discretion over the approximately 24-month period commencing on the date of execution of the ELOC Purchase Agreement, provided that the Registration Statement, and any other registration statement the Company may file from time to time covering the resale by the Selling Stockholder of ELOC Shares or Commitment Shares, is declared effective by the SEC and remains effective, and the other conditions set forth in the ELOC Purchase Agreement are satisfied.

The Selling Stockholder has no right to require any sales by us, but the Selling Stockholder is obligated to make purchases at our direction subject to certain conditions. There is no upper limit on the price per share that the Selling Stockholder could be obligated to pay for ELOC Shares under the ELOC Purchase Agreement. Actual sales of ELOC Shares to the Selling Stockholder from time to time will depend on a variety of factors, including, among others, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for us and our operations. The net proceeds that we may receive under the ELOC Purchase Agreement, if any, cannot be determined at this time, since it will depend on the frequency and prices at which we sell ELOC Shares to Selling Stockholder, our ability to meet the conditions of the ELOC Purchase Agreement, and the other limitations, terms and conditions of the ELOC Purchase Agreement and any impacts of the Beneficial Ownership Limitation.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties.

The ELOC Purchase Agreement and Warrant were executed prior to the Company’s 1-for-25 reverse stock split effected on February 9, 2026. All share numbers and per-share prices in this Registration Statement have been adjusted to reflect the reverse stock split. Under the terms of the Warrant, the exercise price and number of shares issuable upon exercise automatically adjusted upon the reverse stock split.

Purchase of ELOC Shares

Under the ELOC Purchase Agreement, after the satisfaction of certain conditions, we have the right to deliver a Put Notice to the Selling Stockholder that directs the Selling Stockholder to purchase an amount of ELOC Shares in an amount totaling at least $25,000 but not exceeding the lesser of (i) $2,000,000 or (ii) 200% of the average daily trading volume of the Common Stock during the three trading days immediately before the date of the Put Notice.

The purchase price to be paid by the Selling Stockholder for the ELOC Shares included in a Put Notice will be the lesser of (i) ninety percent (90%) of the average of the three lowest traded prices of the Company’s Common Stock during the ten trading days immediately preceding the date of the Put Notice and (ii) ninety percent (90%) of the lowest traded price of the Company’s Common stock during the Valuation Period.

Consideration

As consideration for the Selling Stockholder’s execution and delivery of the ELOC Purchase Agreement, we agreed to issue to the Selling Stockholder certain common stock purchase warrant for the purchase of 55,556 shares of the Common Stock at an exercise price of $12.50 per share, subject to adjustment. We are registering the Exercise Shares upon exercise of the Warrants under the Registration Statement. The Selling Stockholder may exercise the Warrant during the period commencing on February 4, 2026 and ending on 5:00 p.m. eastern standard time on the date that is five (5) years after February 4, 2026.

Conditions to Delivery of Advance Notices

Our ability to deliver Put Notices under the ELOC Purchase Agreement is subject to the satisfaction of certain conditions, including, among other things, the following:

●	The Registration Statement, and any amendment or supplement thereto, must remain effective for the resale by the Selling Stockholder of the ELOC Shares and Commitment Shares at prevailing market prices and (i) neither the Company nor the Selling Stockholder shall have received notice that the SEC has issued or intends to issue a stop order with respect to the Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened to do so and (ii) there must not be any other suspension of the use of, or withdrawal of the effectiveness of, the Registration Statement or related prospectus.

●	The representations and warranties of the Company must be true and correct in all material respects as of the date of the ELOC Purchase Agreement and as of the date of each closing on Put Shares under the ELOC Purchase Agreement (except for representations and warranties specifically made as of a particular date).

●	The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the ELOC Purchase Agreement to be performed, satisfied or complied with by the Company, including but not limited to the delivery of the Put Shares in accordance with the ELOC Purchase Agreement.

●	There must not be a statute, rule, regulation, executive order, decree, ruling or injunction that has been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the ELOC Purchase Agreement, or any proceeding that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the ELOC Purchase Agreement.

●	There must not an event that had or is reasonably likely to have a material adverse effect on the Company since the date the Company filed its most recent report with the SEC.

●	Trading of the Common Stock must not have been suspended by the SEC, Nasdaq, or FINRA, or otherwise halted for any reason, and the Common Stock must not have been delisted from Nasdaq. In the event of a suspension, delisting, or halting for any reason, of the trading of the Common Stock.

●	The number of Put Shares to be purchased by the Selling Stockholder, combined with the number of shares of Common Stock then owned by the Selling Stockholder, must not exceed the Beneficial Ownership Limitation.

●	The Common Stock must not be deemed a “penny stock” as defined in SEC Rule 240.3a51-1.

●	The Company must not know of any event more likely than not to have the effect of causing the Registration Statement to be suspended or otherwise ineffective.

●	The issuance of the Put Shares must not violate the stockholder approval requirements of Nasdaq.

●	On the date of delivery of each Put Notice, the Selling Stockholder must have received a closing certificate executed by an executive officer of the Company stating that all conditions to such closing have been satisfied as of the date of the certificate.

●	The Common Stock must be eligible for Deposit Withdrawal at Custodian and not subject to a “DTC chill.”

●	All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act must have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act.

●	The Company must have reserved the Required Minimum (as defined in the ELOC Purchase Agreement) for the Selling Stockholder’s benefit under the ELOC Purchase Agreement and the Company must have satisfied the reserve requirements with respect to all other contracts between the Company and the Selling Stockholder.

●	The lowest traded price of the Common Stock in the ten (10) trading days immediately preceding the respective Put Date must exceed $0.15 per share.

●	Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors must not have been instituted by or against the Company or any subsidiary of the Company, and the Company must not have knowledge of any event more likely than not to have the effect of causing such a proceeding to arise.

If the Company fails to cause the Company’s transfer agent to deliver to the Selling Stockholder the respective ELOC Shares in accordance with the provisions of the ELOC Purchase Agreement, and if after such date the Selling Stockholder is required by its broker to purchase (in an open market transaction or otherwise) or the Selling Stockholder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Selling Stockholder of the respective ELOC Shares which the Selling Stockholder anticipated receiving upon receipt of the respective Put Notice (a “Buy-In”), then the Company shall pay in cash to the Selling Stockholder, within one (1) Business Day of Selling Stockholder’s request, the amount, if any, by which (x) the Selling Stockholder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the product of (1) the number of ELOC Shares that the Company was required to deliver to the Selling Stockholder in connection with the respective Put Notice times (2) the price at which the sell order giving rise to such purchase obligation was executed. For example, if the Selling Stockholder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to such ELOC Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, the Company shall be required to pay $1,000 to the Selling Stockholder. The Selling Stockholder shall provide the Company written notice indicating the amounts payable to the Selling Stockholder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit an Investor’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ELOC Shares as required pursuant to the terms hereof.

Limitation on Sales

At any given time of any sale by us to the Selling Stockholder, we may not sell, and the Selling Stockholder may not purchase, ELOC Shares that would result in the Selling Stockholder beneficially owning more than the 4.99% Beneficial Ownership Limitation. Additionally, the Company must obtain stockholder approval to issue an aggregate number of shares of Common Stock to the Selling Stockholder, under the ELOC Purchase Agreement, in excess of 136,845 shares of Common Stock. For purposes of the foregoing, and the Beneficial Ownership Limitation, the Commitment Shares will be aggregated with the ELOC Shares.

Registration of Shares

Under the ELOC Purchase Agreement we also agreed to abide by the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, we are obligated to file with the SEC a registration statement for the resale by the Selling Stockholder of the ELOC Shares and the Exercise Shares within forty-five (45) days of the execution of the ELOC Purchase Agreement, and to file one or more additional registration statements if necessary. The Registration Statement is being filed in order to satisfy our obligations under the ELOC Purchase Agreement and the Registration Rights Agreement related to registering for resale the ELOC Shares and the Exercise Shares.

Termination of the ELOC Purchase Agreement

Unless earlier terminated as provided in the ELOC Purchase Agreement, the ELOC Purchase Agreement will terminate automatically on the earliest to occur of: (i) twenty-four (24) months after the execution of the ELOC Purchase Agreement, (ii) the date on which the Selling Stockholder shall have purchased the maximum amount of ELOC Shares issuable under the ELOC Purchase Agreement, or (iii) the effective date of any written notice of termination delivered pursuant to the terms of the ELOC Purchase Agreement.

Limitation on Equity Line of Credit and Variable Rate Transactions

Pursuant to the ELOC Purchase Agreement, during the period beginning on the date of the ELOC Purchase Agreement and continuing until the later of (i) 24 months from the date of the ELOC Purchase Agreement or (ii) the date that the ELOC Purchase Agreement is no longer in effect, the Company agreed not, without the prior written consent of the Selling Stockholder, to enter into an agreement whereby the Company has the right to “put” its securities to an investor or underwriter over an agreed period of time and at an agreed price or price formula. Additionally, the Company agreed, during the period beginning on the date of the ELOC Purchase Agreement and continuing until the later of (i) 12 months from the date of the ELOC Purchase Agreement or (ii) the date that the ELOC Purchase Agreement is no longer in effect, without the prior written consent of the Selling Stockholder, not to (i) issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock (a) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) issues securities at a future determined price (a “Variable Rate Transaction”), provided, however, that an Equity Line of Credit shall not be deemed to be a Variable Rate Transaction.

Dilutive Effect

All shares of Common Stock registered in this offering which have been or may be issued or sold by us to the Selling Stockholder under the ELOC Purchase Agreement are expected to be freely tradable. It is anticipated that the shares of Common Stock registered in this offering will be sold over a period starting on the date that the Registration Statement is declared effective. The sale by the Selling Stockholder of a significant amount of Common Stock registered in this offering could cause the market price of our Common Stock to decline and to be highly volatile. Sales of ELOC Shares to the Selling Stockholder, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the ELOC Shares.

The Selling Stockholder may resell all, some or none of the shares of Common Stock held by it at any time, or from time to time, in its discretion. Therefore, sales to the Selling Stockholder by us under the ELOC Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. In addition, if we sell a substantial number of ELOC Shares to the Selling Stockholder, or if investors expect that we will do so, the actual sales of ELOC Shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell securities in the future at a time and at a price that we might otherwise wish to effect such sales.

However, we have the right to control the timing and amount of any sales to the Selling Stockholder and we are not obligated to submit any Put Notices under the ELOC Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from the Selling Stockholder from the sale of all ELOC Shares that could be issued to the Selling Stockholder under the ELOC Purchase Agreement at varying purchase prices (excluding the Exercise Shares), without giving effect to the Beneficial Ownership Limitation. The presentation of this information is for illustrative purposes only. The Beneficial Ownership Limitation may not be increased above 4.99% of our then outstanding Common Stock. Furthermore, as noted above, we are not obligated to submit any Put Notices under the ELOC Purchase Agreement.

Assumed Average Purchase Price Per Share(1)		Number of Shares of Registered Common Stock to be Issued if Full Purchase, Without Giving Effect to the Beneficial Ownership Limitation(2)	Percentage of Outstanding Common Stock After Giving Effect to the Issuance to the Selling Stockholder, Without Giving Effect to the Beneficial Ownership Limitation(3)	Proceeds from the Sale of Common Stock to the Selling Stockholder Under the ELOC Purchase Agreement(5)
$5.00		10,800,000	16.2%	$54,000,000
$6.00		9,000,000	13.9%	$54,000,000
$7.13	(4)	7,573,633	11.9%	$54,000,000
$8.00		6,750,000	10.8%	$54,000,000
$9.00		6,000,000	9.7%	$54,000,000

(1)	For the avoidance of any doubt, this price reflects the purchase price after calculation in accordance with the terms of the ELOC Purchase Agreement.

(2)	Represents the number of ELOC Shares that could potentially be issued to the Selling Stockholder during the Commitment Period, in the aggregate and rounded up, based on the applicable assumed purchase price per share, without giving effect to the Beneficial Ownership Limitation. Exclude the Exercise Shares.

(3)	A 1-for-25 reverse stock split was effective on February 9, 2026. The denominator is based on 55,800,478 shares of our Common Stock outstanding after the full conversion of the UGRO Non-Voting Convertible Preferred Stock, adjusted to include the issuance of the number of shares of Common Stock set forth in the adjacent column which we would have issued to the Selling Stockholder based on the applicable assumed purchase price per share.

(4)	The assumed offering price is based on the closing price of our common stock on April 28, 2026. The actual purchase price under the equity line of credit will be determined pursuant to the pricing formula in the agreement, which provides for a purchase price equal to the lesser of (i) 90% of the average of the three lowest traded prices of our common stock during the ten trading days immediately preceding a put notice and (ii) 90% of the lowest traded price during the applicable valuation period. Accordingly, the actual purchase price will be at a discount to market prices, and the resulting dilution to investors may be greater than that presented in the table above.

(5)	Excludes any proceeds from the Exercise Shares.

The ELOC Shares, Warrants and the Exercise Shares were, and will be, offered and sold to the Selling Stockholder in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The foregoing summary of the ELOC Purchase Agreement is qualified in its entirety by reference to the full text of the ELOC Purchase Agreement, which is incorporated by reference as an exhibit to the Registration Statement.

PLAN OF DISTRIBUTION

The Selling Stockholder, including its donees, pledgees, transferees or other successors-in-interest selling shares or interests in shares received after the date of this prospectus from the Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may from time to time sell, transfer or otherwise dispose of any or all of the shares of Common Stock registered under the Registration Statement on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling the shares, unless it is contractually bound not to use such methods:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell the shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

The Selling Stockholder is, and any broker-dealer or agent that is involved in selling the shares may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of Common Stock registered under the Registration Statement.

We are required to pay certain fees and expenses incurred by us incident to the registration of these shares of Common Stock. We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We have also agreed to keep this prospectus effective until all of the shares of Common Stock have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares of Common Stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Compliance with the Exchange Act, including Regulation M

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholder or any other person.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our Common Stock that is registered pursuant to Section 12 of the Exchange Act. Only our Common Stock is registered under Section 12 of the Exchange Act. This summary contains a discussion of only the material terms and provisions of our governing documents and Common Stock and is qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the Registration Statement. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to the Company and not to our subsidiaries.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.001 par value per share. A 1-for-25 reverse stock split was effective on February 9, 2026. As of April 28, 2026 there were 1,291,478 shares of Common Stock issued and outstanding held by 96 stockholders of record. If the UGRO Non-Voting Convertible Preferred Stock is converted in full, our total outstanding shares of common stock would increase to approximately 55,800,478 shares. See “Prospectus Summary - Recent Developments - Merger with Flash Sports and Media, Inc.” Our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences determined from time to time by our Board. None of our preferred shares are currently issued or outstanding. Our Board may, without shareholder approval, issue preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Securities Offered in this Offering

This prospectus relates to the resale from time to time of up to 6,300,000 shares of Common Stock by the Selling Stockholder, including (i) up to 6,244,800 ELOC Shares and (ii) up to 55,200 Exercise Shares.

Holders of our Common Stock are entitled to one vote for each share of Common Stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under the section of this prospectus entitled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws” below, a majority vote of the holders of Common Stock present at a meeting in which a quorum is present is generally required to take action under our certificate of incorporation and bylaws. Holders of our Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our Common Stock have no preemptive, subscription, redemption, or conversion rights, and no sinking fund provisions are applicable to our Common Stock. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the Delaware General Corporation Law (the “DGCL”) and of our certificate of incorporation and bylaws effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Election of Directors

The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at each annual stockholder meeting and entitled to vote thereon, except that if any annual stockholder meeting will not be held, such election will take place at any stockholders meeting called and held in accordance with the DGCL.

Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place—whether remote or in person—as determined by our board of directors. Any stockholder seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide written or printed notice of the annual meeting of stockholders stating the place, day and hour of the meeting, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Only the board of directors may call a special meeting of the stockholders upon delivery of the written notice described above, with such notice also setting forth the purpose(s) for which the meeting has been called. Our bylaws provide that our board of directors may adopt by resolution such rules and regulations for the conduct of stockholders meetings as the board of directors deems appropriate. Except to the extent inconsistent with such rules and regulations as adopted by our board of directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. These rules, regulations, or procedures, may include, without limitation: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Amendment to certificate of incorporation and bylaws.

As required by the DGCL, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office or a majority of our stockholders.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is Equiniti Trust Company LLC, 28 Liberty Street, Floor 53, New York, NY 10005.

Listing

Our Common Stock is listed on Nasdaq under the trading symbol “UGRO”.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Whiteford, Taylor & Preston LLP.

EXPERTS

The financial statements of urban-gro, Inc. as of and for the year ended December 31, 2025, incorporated by reference in this Registration Statement on Form S-1, have been audited by Suri and Co., Chartered Accountants, an independent registered public accounting firm, as stated in their report.

The financial statements of urban-gro, Inc. as of and for the years ended December 31, 2024 and 2023, incorporated by reference in this Registration Statement, have been audited by Sadler, Gibb & Associates, LLC, an independent registered public accounting firm, as stated in their report.

Such financial statements are incorporated by reference in reliance upon the reports of such firms given their authority as experts in accounting and auditing information incorporated by reference

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed the Registration Statement on Form S-1 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. You should refer to the Registration Statement, including the exhibits and schedules attached to the Registration Statement and the information incorporated by reference, for further information about us and the securities being offered pursuant to this prospectus. The documents we are incorporating by reference into this prospectus are:

●	our Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2025, filed on April 15, 2026 and April 21, 2026; and

●	our Current Reports on Form 8-K filed on January 29, 2025, February 5, 2025, February 6, 2025, February 19, 2025, February 25, 2025, February 28, 2025, March 21, 2025, April 18, 2025, May 23, 2025, July 2, 2025, August 6, 2025, August 13, 2025, August 14, 2025, August 22, 2025, September 2, 2025, October 3, 2025, October 7, 2025, October 14, 2025, October 20, 2025, October 31, 2025, November 12, 2025, November 24, 2025, January 8, 2026, January 20, 2026, January 29, 2026, January 30, 2026, February 5, 2026, February 10, 2026, February 18, 2026 (as amended on February 18, 2026), February 19, 2026, February 25, 2026, March 5, 2026, March 9, 2025, April 6, 2026, April 14, 2026 and April 24, 2026.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Registration Statement and prior to the effectiveness of such Registration Statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements and information statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct oral or written requests to our corporate secretary, who can be contacted at 1751 Panorama Point, Unit G, Lafayette, Colorado 80026 or (720) 390-3880. You may also access these documents, free of charge on the SEC’s website at www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of the Common Stock being offered by this prospectus. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information that is in the Registration Statement and its exhibits and schedules. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement and other public filings can be obtained from the SEC’s internet site at www.sec.gov.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of documents filed by us with the SEC are also available from us without charge, upon oral or written request to our Secretary, who can be contacted at 1751 Panorama Point, Unit G, Lafayette, Colorado 80026 or (720) 390-3880. Our website addresses is https://ir.urban-gro.com/. Information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, payable by us in connection with the sale of Common Stock being registered. Except as otherwise noted, we will pay all of these amounts. All amounts are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

SEC registration fee	$	[●	]
Accounting fees and expenses			*
Legal fees and expenses			*
Printing fees and expenses			*
Total	$		*

*	Estimated expenses are not presently known. To the extent required, any applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 14. Indemnification of Directors and Officers

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents against liabilities for actions taken in their capacities as directors and officers.

Item 15. Recent Sales of Unregistered Securities

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act.

Grow Hill Default

On October 1, 2024, we entered into an asset-based term Loan Agreement with Grow Hill, LLC (“Grow Hill”) pursuant to which Grow Hill extended to us a secured loan of $2,100,000 with an origination fee of $100,000, which was added to the amount of the loan. The loan is evidenced by a Secured Promissory Note issued by us to Grow Hill. Grow Hill received a security interest in certain of our assets pursuant to a security agreement between us and Grow Hill (the “Security Agreement”), which does not include any assets of our subsidiaries. This note accrues simple interest at an annual rate of fifteen percent (15%). In connection with entering in this loan, the Company issued to Grow Hill a warrant to purchase up to an aggregate of 160,000 shares of the Company’s common stock at an exercise price of $2.50 per share. Such warrant is exercisable immediately, will expire on the five (5) year anniversary of issuance, and is exercisable on a cashless basis at the election of the holder.

On October 14, 2025, we received service of process for a lawsuit filed by Grow Hill against us in the District Court for the City and County of Denver, Colorado (Case No. 2025CV33546) alleging breach of contract and fraud. Pursuant the complaint, Grow Hill stated that we were in default under the Secured Promissory Note due to a failure to timely make payments, and elected to accelerate all amounts due under the Secured Promissory Note, including a default fee equal to 1% of the outstanding principal amount. We are currently investigating available options to resolve the complaint and intends to vigorously defend the allegation of fraud.

Robert Pullar Settlement Warrant Issuance

As previously reported, on May 5, 2022, by Robert Pullar (“Pullar”) filed a lawsuit against the Company and Bradley Nattrass, in his capacity as the Company’s CEO, relating to a prior settlement agreement the Company had entered into with Pullar. On Friday, January 31, 2025, the parties entered a settlement agreement, without any admission of liability or wrongdoing, to settle all claims associated with the litigation in exchange for a cash payment by the Company to Pullar and an issuance of a warrant to purchase up to 75,000 shares of common stock with an exercise price per share of $1.00. Upon the payment of the settlement proceeds, the parties will enter into a motion to file with the court to dismiss the litigation with prejudice. Such warrant and the shares of common stock underlying this warrant were, and will be, offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended in reliance on Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. Pullar is an “accredited investor,” as defined in Regulation D, and is acquiring the Securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Agile Business Loan and Security Agreement

On June 26, 2025, the Company entered into a business loan and security agreement with an effective date of June 24, 2025 by and among, Agile Capital Funding, LLC, Agile Lending , LLC, a Virginia limited liability company and each assignee that becomes a party pursuant to Section 12.1 of the loan agreement. The Company and 2WR Of Colorado Inc., UG Construction, Inc., 2WR of Georgia, Inc., urban-gro Canada Technologies Inc., urban-gro Engineering, Inc. and urban-gro Architect Holdings, LLC, each a wholly owned subsidiary of the Company (individually, collectively, jointly and severally, the “Guarantors”). Pursuant to this loan agreement, the lenders extended to the Company a term loan of $1,050,000.00 (the “Term Loan”) to be used to fund the Company’s general business requirements. The Loan Agreement is for a term of twenty-eight weeks from the effective date (the “Maturity Date”) and includes an administrative agent fee of $50,000.00 to be remitted to Agile Capital Funding, LLC which was added to the amount of the loan. The Company may make a full prepayment or partial prepayment of the term loan, however, upon the prepayment of any principal amount, the Company shall be obligated to pay a premium payment of such principal so paid, which shall be equal to the aggregate and actual amount of interest that would be paid through the Maturity Date; provided however that, if the Company makes a prepayment within 60 calendar days after the Effective Date, the Company will receive the discounted prepayment fee that is included in Exhibit E to the loan agreement. The term loan is evidenced by a secured promissory note issued by the Company. Upon an event of default, the lenders will receive a security interest in certain of the Company’s assets, subject to certain exceptions.

J Brrothers Settlement Shares Issuance

On August 8, 2025, we entered into a Settlement and Release Agreement (the “Settlement Agreement”) with J Brrothers LLC (“J Brrothers”) and Herb-a-More LLC relating to a dispute arising from amounts due for certain heating, ventilation and air conditioning equipment. Pursuant to the terms of the Settlement Agreement, among other things, we issued a promissory note to J Brrothers with an original principal amount of $395,556 and issued 150,000 unregistered shares of our common stock to J Brrothers. The note accrues simple interest at an annual rate of 12% and has a maturity date of March 18, 2026. The note must be repaid in monthly installments over a period of eight months, with the first seven payments being $50,000 per month and the final monthly payment being $64,047. Any remaining principal and accrued but unpaid interest will become due and payable on the maturity date, and the note may be prepaid without penalty. The note includes customary representations and warranties, customary events of default and a 17% default interest rate.

Private Placement of Common Stock

On January 19, 2026, the Company entered into a private placement transaction pursuant to a Purchase and Subscription Agreement with One Eyed Jack Enterprises LLC, an accredited investor, in a private offering exempt from registration under applicable securities laws. Under the agreement, the Company agreed to issue 1,000,000 shares of its common stock at a purchase price of $0.10 per share for total gross proceeds of $100,000, on a pre-reverse stock split basis. After giving effect to the 1-for-25 reverse stock split, this is equivalent to 40,000 shares of common stock at an adjusted price of $2.50 per share.

Subscription Agreements with Accredited Investors

On January 23, 2026 and January 28, 2026, the Company entered into Purchase and Subscription Agreements (the “Subscription Agreements”) with certain accredited investors (the “Investors”). Pursuant to the terms of the Subscription Agreements, the Company agreed to issue an aggregate of 2,000,000 unregistered shares of the Company’s common stock to the Investors at a price of $0.10 per share for aggregate gross proceeds of $200,000. The Subscription Agreements include customary representations, warranties and covenants of the parties, including a covenant granting registration rights to the Investors with respect to the shares to the extent the Company files any other registration statement registering the sale of its common stock in the future. Closing is expected to occur within two business days after the execution of each Subscription Agreement, subject to customary closing conditions.

ELOC Purchase Agreement

On February 4, 2026, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Hudson Global Ventures, LLC (the “Investor”), pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $25,000,000 of the Company’s common stock (the “ELOC Shares”) upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement. On April 20, 2026, we amend such purchase amount to $54,000,000. Sales of the ELOC Shares, if any, are subject to certain limitations, and may occur from time to time at the Company’s sole discretion over the approximately 24-month period commencing on the date of execution of the ELOC Purchase Agreement, unless the ELOC Purchase Agreement is earlier terminated pursuant to its terms. The Investor has no right to require any sales by the Company but is obligated to make purchases at the Company’s direction subject to certain conditions. Each purchase must involve an aggregate amount of shares of the Company’s common stock of at least $25,000 but not exceeding the lesser of (i) $2,000,000 or (ii) 200% of the average daily trading volume of the common stock during the three trading days immediately before the date the Company directs the Investor to purchase the shares of common stock (the “Put Notice Date”).

Agile Loan Agreement

On February 4, 2026, the Company entered into a business loan and security agreement (the “Loan Agreement”) with an effective date of February 3, 2026 (the “Effective Date”) by and among, Agile Capital Funding, LLC, Agile Lending , LLC, a Virginia limited liability company, each an existing lender to the Company and each assignee that becomes a party pursuant to Section 12.1 of the Loan Agreement (the “Lenders”), the Company and urban-gro Canada Technologies Inc., a wholly owned subsidiary of the Company (individually, collectively, jointly and severally, the “Guarantors”). The Company expects to use the proceeds for general working capital purposes, with a primary focus on vendor payments related to the Company’s efforts to comply with Nasdaq requirements.

Pursuant to the Loan Agreement, the Lenders extended to the Company a term loan of $105,000 (the “Term Loan”) to be used to fund the Company’s general business requirements. The Loan Agreement is for a term of twenty-eight weeks from the Effective Date (the “Maturity Date”) and includes an administrative agent fee of $5,000 to be remitted to Agile Capital Funding, LLC which was added to the amount of the loan. The Company may make a full prepayment or partial prepayment of the Term Loan, however, upon the prepayment of any principal amount, the Company shall be obligated to pay a premium payment of such principal so paid, which shall be equal to the aggregate and actual amount of interest that would be paid through the Maturity Date (the “Prepayment Fee”); provided however that, if the Company makes a prepayment within 90 calendar days after the Effective Date, the Company will receive the discounted Prepayment Fee that is included in Exhibit E to the Loan Agreement. The Loan contains standard events of default and representations and warranties by the Company and the Lenders including a mandatory prepayment, and an additional five (5%) percent interest rate following the occurrence of an event of default.

The term loan is evidenced by a confessed judgment secured promissory note issued by the Company to the Lenders (the “Promissory Note”). Pursuant to the Loan Agreement, upon an event of default, the Lenders will receive a security interest in certain of the Company’s assets, subject to certain exceptions.

Gemini Settlement Share Issuances

Subsequent to December 31, 2025, the Company commenced issuing shares of common stock to Gemini Finance Corp. pursuant to the Gemini Settlement Agreement and the Section 3(a)(10) fairness hearing approved on October 14, 2025. Per the Company’s transfer agent records, Gemini held 6,000 shares (post-split) as of February 18, 2026, representing the 150,000 shares previously issued as an amendment fee adjusted for the 1-for-25 reverse stock split. Subsequent to the reverse stock split, the Company issued additional shares to Gemini pursuant to the settlement: 36,000 shares were issued on or about March 11, 2026, and an additional 36,000 shares were issued on or about March 24, 2026, with shares being surrendered and reissued in connection with Gemini’s sales of common stock on the open market. As of March 27, 2026, Gemini held 42,000 shares (post-split) on the Company’s transfer agent register, including both the original amendment fee shares and shares issued under the Section 3(a)(10) settlement. All issuances remain subject to the 4.99% beneficial ownership limitation and the 19.99% aggregate issuance cap set forth in the Gemini Settlement Agreement. As of March 27, 2026, total shares of common stock outstanding on the Company’s transfer agent register were approximately 1,128,140 (post-split).

Convertible Note and Warrants — Agile Hudson Partners

On March 23, 2026, the Company entered into a Securities Purchase Agreement with Agile Hudson Partners LLC pursuant to which the Company issued a convertible promissory note in the aggregate principal amount of up to $1,395,000 (the “AHP Note”), with a purchase price of up to $1,260,000 and an original issue discount of up to $135,000. The AHP Note bears a one-time interest charge of 12% on the principal amount. The first tranche of $420,000 was funded at closing (resulting in an outstanding principal amount of $465,000 including the prorated OID), with net proceeds to the Company of $415,000 after deducting $5,000 in legal fees. The AHP Note is convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $2.50 per share or (ii) 75% of the average of the three lowest traded prices of the common stock during the ten trading days immediately preceding the conversion date, subject to adjustment. In connection with the first tranche, the Company issued to the Buyer a common stock purchase warrant to purchase 186,000 shares of common stock at an exercise price of $2.50 per share, exercisable for a period of five years from the date of issuance. Additional tranches under the AHP Note remain available but have not yet been funded as of the date of this Registration Statement.

Agile Debt Conversion

Subsequent to December 31, 2025, the Company issued an aggregate of 331,640 shares of common stock (post-split) to Hudson Global Ventures, LLC in satisfaction of $1,380,524 of indebtedness owed to Agile Capital Funding, LLC and Agile Lending, LLC.

Exchange Agreement Share Issuance

As previously reported, on February 19, 2026, urban-gro, Inc entered into an Exchange Agreement (the “Exchange Agreement”) by and among, by and among Agile Capital Funding, LLC, a New York limited liability company (“Collateral Agent”) and Agile Lending, LLC, a Virginia limited liability company (“Agile” or “Holder”). On June 24, 2025, the Parties entered into a Business Loan and Security Agreement, pursuant to which the Company issued a Confessed Judgment Secured Promissory Note to Agile in the original principal amount of $1,050,000 (the “Note”), with the remaining principal and accrued and unpaid interest as of February 12, 2026 was $972,200.

On February 19, 2026, the Parties and urban-gro Canada Technologies Inc., a wholly owned subsidiary of the Company, entered into a forbearance agreement (the “Forbearance Agreement”), pursuant to which Agile agreed to forbear from exercising its rights and remedies available due to any default of the Loan Agreement and the Note by the Company, in exchange for the outstanding balance due under the Note being increased to $1,380,524.00 (the “Note Balance”). Pursuant to the Exchange Agreement, the Company shall issue to Agile 37,505 shares of the Company’s common stock (the “Exchange Shares”), par value $0.001 per share (“Common Stock”), having an aggregate value of $90,762.10 (the “Note Exchange Amount”), with each Exchange Share being valued at $2.42, in exchange for the Note Balance being reduced by an amount equal to the Note Exchange Amount.

Additional Information

The offer and sale by us of the foregoing securities, including the shares of our common stock issuable upon exercise of the warrants described above, is being made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The issuance of such securities has not been registered under the Securities Act and such shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The sales and issuances of securities in the transactions described above were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) thereof or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number	Description
3.1	Amended and Restated Certificate of Incorporation of urban-gro, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed June 21, 2023)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of urban-gro, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 5, 2026)
3.3	Bylaws of urban-gro, Inc. (incorporated by reference to Exhibit 3.4 to Form 8-K filed October 30, 2020)
3.4	Amendment No.1 to the Bylaws dated January 12, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K filed January 12, 2021)
3.5	Certificate of Designation of Series B Convertible Preferred Stock, as filed with the Delaware Secretary of State on February 17, 2026 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 18, 2026)
4.1	Description of urban-gro, Inc.’s Common Stock (incorporated by reference to Exhibit 4.1 to Form 10-K filed March 28, 2024).
5.1*	Opinion of Whiteford, Taylor & Preston LLP
10.1	Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to Form 8-K filed June 28, 2021), by and between 2WR Entities, urban-gro, Inc. and urban-gro Architect Holdings, LLC.
10.2	Form of Secured Promissory Note (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 18, 2023).
10.3	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 18, 2023).
10.4	Form of Continuing Guaranty (incorporated by reference to Exhibit 10.4 to Form 8-K filed on December 18, 2023).
10.5	Settlement and Release Agreement, August 8, 2025, by and among urban-gro, Inc., J Brrothers LLC and Herb-a-More LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 13, 2025).
10.6	Promissory Note, dated August 8, 2025, issued by urban-gro, Inc. to J Brrothers LLC (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 13, 2025).
10.7	Loan Agreement, dated June 24 2025 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 2, 2025).
10.8	Promissory Note, dated June 24 2025 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 2, 2025).
10.9	Stock and Asset Purchase Agreement, dated as of August 27, 2025, by and among 2WR Holdco, LLC, 2WR of Georgia, Inc., urban-gro Architect Holdings, LLC, 2WR of Colorado, Inc., and 2WR of Mississippi, P.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 2, 2025)
10.10	Settlement Agreement and Mutual General Release, dated September 26, 2025, by and among urban-gro, Inc., UG Construction, Inc., Gemini Finance Corp., and the other parties thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 3, 2025).
10.11	Bill of Sale, Assignment and Assumption, and Purchase Agreement by and among 2WR of Georgia, Inc., UG Architecture, Inc f/k/a 2WR of Colorado, Inc., and urban-gro Architect Holdings, LLC, dated November 3, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 12, 2025).
10.12†	urban-gro, Inc. 2021 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 20, 2026)

10.13	Common Stock Purchase Warrant dated February 4, 2026 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on February 9, 2026).
10.14	Equity Purchase Agreement dated February 4, 2026, by and between urban-gro, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 9, 2026)
10.15	Registration Right Agreement dated February 4, 2026, by and between urban-gro, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 9, 2026)
10.16	Loan Agreement dated February 4, 2026 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on February 9, 2026)
10.17	Promissory Note dated February 4, 2026 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed on February 9, 2026)
10.18	Agreement and Plan of Merger, dated February 17, 2026 by and between urban-gro, Inc., Flash Sports & Media, Inc., and UGRO Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed February 18, 2026)
10.19	Forbearance Agreement, dated as of February 19, 2026, by and among Agile Capital Funding, LLC, Agile Lending, LLC, urban-gro, Inc., and urban-gro Canada Technologies Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 25, 2026)
10.20	Exchange Agreement, dated as of February 19, 2026, by and among Agile Capital Funding, LLC, Agile Lending, LLC, and urban-gro, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 25, 2026)
10.21	Securities Purchase Agreement, dated April 7, 2026, by and between Urban-gro, Inc. and Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 13, 2026)
10.22	Secured Promissory Note, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 13, 2026)
10.23	Common Stock Purchase Warrant, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 13, 2026)
10.24	Pre-Funded Common Stock Purchase Warrant, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 13, 2026)
10.25	Security Agreement, dated April 7, 2026, among Urban-gro, Inc., certain subsidiary parties thereto, and Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 13, 2026)
10.26	Form of Assignment and Assumption Agreement, by and between Grow Hill LLC, and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 24, 2026)
10.27	Forbearance Agreement, dated April 20, 2026, by and among urban-gro, Inc., urban-gro Canadian Technologies Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 24, 2026)
10.28	Exchange Agreement, dated April 20, 2026, by and between Hudson Global Ventures, LLC and urban-gro, Inc. (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 24, 2026)
23.1*	Consent of Suri and Co.
23.2*	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)
24*	Power of Attorney (included on signature page)
107*	Filing Fee Table

*	To be filed by amendment.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Colorado, on [●], 2026.

URBAN-GRO, INC.

By:	/s/ Bradley Nattrass
Bradley Nattrass
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Bradley Nattrass as attorney-in-fact, with power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-1, and file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bradley Nattrass	Chairperson of the Board of Directors and Chief Executive Officer	[●], 2026
Bradley Nattrass	(Principal Executive Officer)

/s/ Richard Akright	Co-Chief Financial Officer	[●], 2026
Richard A. Akright	(Principal Accounting Officer)

/s/ Eric Sherb	Co-Chief Financial Officer	[●], 2026
Eric Sherb	(Principal Financial Officer)

/s/ David Hsu	Director	[●], 2026
David Hsu

/s/ James R. Lowe	Director	[●], 2026
James R. Lowe

/s/ Sonia Lo	Director	[●], 2026
Sonia Lo

/s/ Donald Fell	Director	[●], 2026
Donald Fell